Exhibit 99.3

HYDROG (E) N ICS SHIFT POWER I ENERGIZE YOUR WORLD 2016 ANNUAL REPORT

Hydrogenics Corporation

TABLE OF CONTENTS

MESSAGE TO SHAREHOLDERS		2
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING		4
MANAGEMENT DISCUSSION AND ANALYSIS		
1.	Our Business	5
2.	Growth Strategy	8
3.	Operating Results	11
4.	Financial Condition	18
5.	Summary of Quarterly Results	19
6.	Liquidity and Capital Resources	20
7.	Outstanding Share Data	25
8.	Critical Accounting Estimates	25
9.	Changes in Accounting Policies and Recent Accounting Pronouncements	26
10.	Outlook	26
11.	Related Party Transactions	28
12.	Disclosure Controls	28
13.	Internal Control Over Financial Reporting	29
14.	Enterprise Risk Management	30
15.	Reconciliation of Non-IFRS Measures	30
16.	Risk Factors	32
17.	Forward-looking Statements	44
CONSOLIDATED FINANCIAL STATEMENTS		
	Management's Report on Internal Control over Financial Reporting	46
	Independent Auditor's Report	47
	Consolidated Financial Statements	50
	Notes to Consolidated Financial Statements	54
BOARD OF DIRECTORS		93
SHAREHOLDER INFORMATION		94

Hydrogenics Corporation Presidents Message President’s Message to Shareholders Page 2 As the family Impala rolled through the last miles on the road to the Jersey shore each summer, the normal refrain from the three kids in the back seat subsided . We had reached the point in our journey where the heat of the sun, the smell of marsh lands and the terrain gave a clear answer . We no longer needed to ask, “are we there yet?” We couldn’t quite see the beach, but we knew it wasn’t far away . It’s not a stretch to say that, for Hydrogenics, we are also reaching a new good place . Notwithstanding some discomfort of the journey in 2016 , there are multiple signs that with every step of the way we are reaching new milestones and are set up for improved performance in 2017 . Substantial new demand is evident in China ; power mobility, Power - to - Gas, fueling and energy storage activity is at record levels ; and we are seeing renewed strength in industrial hydrogen markets . With bids on projects valued up to (and exceeding) $ 100 million, such as the Kolon and Kurion proposals, we realize we needed to start “thinking bigger . ” Though our 50 MW Daesan Korea project did not move forward in 2016 , the value and need for hydrogen solutions at a much larger scale is apparent . Beyond these developments, we are seeing more activity for projects valued in the $ 5 - 10 million range as opposed to $ 1 - 2 million range historically . One of the highlights of 2016 was the successful delivery of our first fuel cell power units to Alstom Transport for the Coradia iLint program . This is a demanding application for zero - emission commuter rail with numerous stringent safety and rail performance requirements . Working closely with Alstom, we have delivered a fully compliant design which has passed very extensive testing . After further on - rail dynamic testing in Europe, we anticipate a series of commercial orders in mid - 2017 . Hydrogenics’ leadership abilities in product design, application development and partnering with marquee customers are all well showcased in this project . Our leading role in Power - to - Gas applications is also increasingly evident . Recent wins have taken us to 20 MW in cumulative projects under execution or in operation out of our disclosed pipeline of 70 MW . The project size, sophistication and geographical dispersion of orders is at a very high level, and we have strong reference sites already operating (or soon to be) in Germany and across the EU, as well as in Southeast Asia, Canada and the USA . These sites not only store energy but provide renewable hydrogen for fuel cell automobiles, where demand is accelerating as more than seven automotive OEMs are deploying production - scale products into multiple markets around the world . Over the past year, energy markets reached new milestones with record low prices for both wind and solar power generation . This means that clean alternatives are no longer simply “nice ideas” but rather becoming the de facto choice in terms of cost, deployment, and overall best solution for marginal power generation compared to other alternatives in many parts of the world . We have moved beyond the age of subsidy support and into the mainstream . Hydrogen energy storage and fueling are the natural next step in this secular shift, and we are already seeing an uptick in demand across North America, Europe and Asia . Our motto, “Shift Power – Energize your World,” now has a tangible economic meaning, and we have the orders to prove it .

Hydrogenics Corporation For the coming year, we have “multiple shots on net” to buttress our success . We anticipate the next step in scale to come from our Certified Integrator Partners in China . Done are the prototype units and small production trials ; now it’s time to for larger - scale orders to serve the strong demand for clean transportation across the country . In addition, we expect to see more activity and scale up in rail applications in Europe, China, and elsewhere . We also anticipate multiple applications in the Power - to - Gas market to bear fruit, along with renewed demand for industrial hydrogen . We have successfully leveraged our strategy to address multiple applications using our two standardized technology platforms – fuel cells and electrolysis – which drives modularization, scalability, and cost reduction . The multiple applications give us plenty of room to leverage our strengths and accelerate growth as we pursue a path to profitability . Each year this column is a natural place for gratitude . We deeply appreciate our talented and professional team who have worked tirelessly on the marathon journey to bring hydrogen solutions to the world . Our job is to enlighten customers with our technology, and we are grateful to the numerous innovative partners who share our vision . Such companies make us stronger with their challenging demands to do more, to do better and to reduce cost . Finally, we are thankful for our investors – who have placed their faith in us to deliver on the promise and future of Hydrogenics and provide a benefit to all stakeholders . Daryl C.F. Wilson President & Chief Executive Officer President’s Message to Shareholders Page 3

Hydrogenics Corporation Management’s Responsibility for Financial Reporting Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been prepared by management and approved by the Board of Directors of Hydrogenics Corporation (the “Company”) . The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and where appropriate, reflect management’s best estimates and judgments . Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances . Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting . ” Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the consolidated financial statements . The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditor’s report . The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders . The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors . The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process . The consolidated financial statements have been audited by the shareholders’ independent auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, and their report is provided herein . Daryl C. F. Wilson President and Chief Executive Officer Robert Motz Chief Financial Officer March 7, 2017 Mississauga, Ontario 2016 Management’s Discussion and Analysis Page 4

Hydrogenics Corporation 1 Our Business Who We Are Hydrogenics, together with its subsidiaries, is a globally recognized leader in the design, development and manufacture of hydrogen generation, energy storage and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”), technology . Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen . We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and branch offices in Russia, Indonesia and Malaysia . We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry . As part of our portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services . We believe these patents place Hydrogenics in the strongest possible position to build our company over the long term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility - scale energy storage . How We Are Organized We operate in various geographic markets and organize ourselves in two reportable segments being Onsite Generation and Power Systems . Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets . For the year ended December 31 , 2016 , our OnSite Generation business reported revenues of $ 17 . 5 million and, at December 31 , 2016 , had 80 full - time employees . Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany, and develops products for energy storage, motive power and stationary applications . For the year ended December 31 , 2016 our Power Systems business reported revenues of $ 11 . 5 million and, at December 31 , 2016 had 85 full - time employees . Where applicable, corporate and other activities are reported separately as Corporate and Other . This is the provision of corporate services and administrative support . At December 31 , 2016 , our Corporate and Other activities had five full - time employees . OnSite Generation Our OnSite Generation business segment, is based on water electrolysis technology which involves the decomposition of water into oxygen (O 2 ) and hydrogen gas (H 2 ) by passing an electric current through a liquid electrolyte or a polymer electrolyte membrane . The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and is used to store renewable and surplus energy in the form of hydrogen gas . Our HySTAT® and HyLYZER® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards, such as ASME, CE, Rostechnadzor and UL, and are certified ISO 9001 from design to delivery . We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements . Historically the demand for onsite generation of hydrogen gas has been driven by relatively modest market applications for industrial hydrogen . A typical unit for these applications would generate 20 to 60 normal cubic meters of hydrogen and consume 100 to 300 kilowatt (kW) of electrical energy . Recently we have seen several large scale applications which would consume 10 to 100 megawatts (“MW) of power, which is 100 to 300 times larger than a typical industrial unit to date . Today several third party studies and internal work by lead customers such as E . ON and Enbridge suggest substantial long term opportunity for “power to gas”, an application for energy conversion and storage . The ongoing commercialization of these applications will coincide with changes to legal and regulatory frameworks in countries that recognize the commercial importance of energy storage as a key factor in energy management and reducing a carbon footprint for electricity generation . In addition to Power - to - Gas, very large scale industrial applications are also appearing such as the de - tritiation of contaminated waste 2016 Management’s Discussion and Analysis Page 5

Hydrogenics Corporation water at nuclear reactor sites . In larger applications, the use of PEM electrolysis technology results in highly efficient energy dense applications . Our 1 . 5 MW PEM single stack electrolyzer is the most energy dense unit in the market today and is ideally suited for large scale energy storage applications . Hydrogenics is one of the leaders in Power - to - Gas, an innovative energy conversion and storage solution using electrolysis . Power - to - Gas is the three - step process of integrating renewable sources of generation by load - following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage . An electrolyzer provides the rapid, dynamic response to the Independent System Operator’s signals to accurately load - follow the intermittent generation pattern of renewable sources such as wind turbines . The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed . Surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge ; it is a seasonal storage capability . This energy storage solution bridges the power grid and the gas grid to unlock new options . It enhances the flexibility of managing the power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de - carbonize the gas system . Hydrogenics is working with global energy utilities such as E . ON and Enbridge to commercialize Power - to - Gas energy storage globally . We also are promoting electrolysis in hydrogen fueling stations as possible Power - to - Gas solutions at a distributed storage level . The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen . This hydrogen is then stored at site and can be used to fuel hydrogen cars and buses . If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions are only water vapor . Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end - users requiring high purity hydrogen produced on - site for industrial applications . We also sell and service products for progressive oil and gas companies, requiring hydrogen fueling stations for transportation applications . Recently, the rollout of fuel cell motor vehicles and the increase in fuel cell buses and other mass transit applications has resulted in an increase in orders and interest for fueling stations in Europe, California and elsewhere . This shift has signaled what we believe could be a major increase in the size of this market . The business objectives for our OnSite Generation group are to : (i) continue to pursue opportunities for customers to convert otherwise wasted renewable and other excess energy, such as wind, solar or excess baseload energy, into hydrogen ; (ii) further expand into traditional markets, such as Eastern Europe (including Russia), Asia and the Middle East ; (iii) grow our fueling station business ; (iv) continue to expand opportunities in Power - to - Gas in Europe, North America and elsewhere ; (v) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes ; (vi) reduce the cost of ownership of our products through design and technology improvement ; and (vii) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications . Our OnSite Generation business competes with merchant gas companies, such as Air Liquide and Linde Gas which, in addition to being customers, operate large scale centralized hydrogen production plants and are providers of alternative on - site hydrogen generation products using steam methane reforming technology or other electrolysis technology . We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on - site . Power Systems Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy . Our HyPM® branded fuel cell products are based on our extensive track record of on - bench testing and real - time deployments across a wide range of stationary and motive power profiles . We configure our HyPM® products into multiple electrical power outputs ranging from three kW to one MW with ease of integration, high reliability and operating efficiency, delivered from a highly compact area . Our target markets include stationary power applications (including primary and back - up power) and motive power applications, such as trains, buses, trucks and utility vehicles and backup power applications . The military, historically an early technology adopter, is a specialized market for our 2016 Management’s Discussion and Analysis Page 6

Hydrogenics Corporation innovative fuel cell based products . Our target future addressable markets (stationary power and mobility markets) are estimated to be in excess of $ 2 billion specifically related to hydrogen power technology . Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”), to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current and alternating current backup . Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead - acid battery packs for motive applications . We also sell our power systems in stationary power applications such as that employed by our Kolon - Hydrogenics joint venture in South Korea . Finally, we also sell our Power Systems products to military, aerospace and other early adopters of emerging technologies . The business objectives for our Power Systems group are to : (i) offer a standard fuel cell platform for many markets, thereby enabling manufacturing efficiencies and reduced development spending ; (ii) achieve further market penetration in the stationary power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements, including price, performance and features ; (iii) reduce product cost ; (iv) invest in sales and market development activities in the backup power and motive power markets ; (v) continue to target early adopters of emerging technologies as a bridge to future commercial markets ; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities . Our Power Systems business competes with several well - established battery and internal combustion engine companies in addition to several other fuel cell companies . We compete on relative price/performance and design innovation . In the backup power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering more reliable and economical performance . In motive power markets, we believe our HyPM® products are well positioned against diesel generation and lead - acid batteries by offering increased productivity and lower operational costs . There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications, including phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells . Each of these fuel cell technologies differs in their component materials and operating characteristics . While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small - scale stationary and motive power applications . Further, most automotive companies have selected PEM technology for fuel cell powered automobiles . We expect this will help establish concentration around PEM technology and may result in a lower cost, as compared to the other fuel cell technologies . How We Sell Our Products Our products are sold worldwide to OEMs, systems integrators and end - users through a direct sales force and a network of distributors . Our sales method varies depending on the product offering, market and stage of technology adoption . Intellectual Property We protect our intellectual property by means of a combination of patents, copyrights, trademarks, trade secrets, licenses, non - disclosure agreements and contractual provisions . We generally enter into non - disclosure and confidentiality agreements with each of our employees, consultants and third parties that have access to our proprietary technology . We currently hold 128 patents in a variety of jurisdictions and have 48 patent applications pending . Additionally, we enter into commercial licenses and cross - licenses to access third party intellectual property . We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry into our industry for potential competitors . As part of our patent portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services . We believe these patents place Hydrogenics in the strongest possible position to build our company over the long - term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility - scale energy storage . 2016 Management’s Discussion and Analysis Page 7

Hydrogenics Corporation We typically retain sole ownership of intellectual property developed by us . In certain situations we provide for shared intellectual property rights . We have these rights in perpetuity, including subsequent improvements to the licensed technology . Given the relative early stages of our industry, our intellectual property is and will continue to be important in providing differentiated products to customers . Government Regulation We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions that we operate in . Our products are subject to oversight and regulation by governmental bodies in regards to building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others . 2 Growth Strategy Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, gas utilities, merchant gas companies municipalities and other owners of mass transit applications (such as buses and trains) and end - users requiring highly reliable products offered at competitive prices . We believe our success will be substantially predicated on the following factors : Increasing Market Penetration At December 31 , 2016 , we had 17 full - time staff employed in sales functions . Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers . In the year, significant efforts were made to strengthen the sales function including repositioning of responsibilities to permit dedicated sales leadership, obtaining detailed assessments of markets, and leveraging our strategic relationships with companies such as Enbridge and Kolon . 2016 saw a focus on several key markets and geographies . In Power Systems, our growth in the Chinese bus and transportation market began to show results as orders were signed with two of the four integrators that we had signed agreements with in late 2015 . We expect the Chinese market to represent the single largest geographical growth area in 2017 with government incentives for fuel cell buses creating opportunity in this key market . Also on the mobility front, work continued on our ten year contract to develop and supply hydrogen fuel cell propulsion systems for Alstom Transport for passenger rail in Europe . Additionally, we have developed or maintained relationships with third parties we believe are well positioned in our relevant markets to identify new opportunities for our products . In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas . In the energy storage market, we are leveraging our strategic relationship with Enbridge . Construction on our Toronto area energy storage facility (in partnership with Enbridge) is ongoing with commercial operation expected mid - 2017 . We are also noting increased success in partnering with companies to develop hydrogen fueling stations using our electrolysis technology as automobile manufacturers begin to roll out hydrogen fuel cell vehicles at commercial production levels (principally for the European, Asian and California markets) . Future Markets Hydrogenics is pioneering Power - to - Gas, an innovative energy conversion and storage solution using electrolysis . Power - to - Gas is the three - step process of integrating renewable sources of generation by load - following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage . An electrolyzer provides the rapid, dynamic response to the Independent System Operator’s signals to accurately load - follow the intermittent generation pattern of renewable sources such as wind turbines . The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed . In this way, surplus electricity can be stored for consecutive days or even consecutive 2016 Management’s Discussion and Analysis Page 8

Hydrogenics Corporation weeks without the need to discharge ; it is a seasonal storage capability . This energy storage solution bridges the power grid and the gas grid to unlock new options . It enhances the flexibility of managing a power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de - carbonize the gas system . Hydrogenics is working with global energy utilities such as E . ON and Enbridge to commercialize Power - to - Gas energy storage globally . We also are promoting electrolysis in hydrogen fueling stations as possible Power - to - Gas solutions at a distributed storage level . The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen . This hydrogen is then stored at site and can be used to fuel hydrogen cars and buses . If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions emit only water vapor . Finally, we are working with European customers and others to evaluate using hydrogen electrolyzed from green energy applications (such as wind and solar) to be used as a low carbon input into the production of gasoline in alignment with recent changes to the European fuel quality directive . Within our OnSite Generation business segment, we remain focused on two key areas . First, reducing the cost of our HySTAT ® alkaline electrolyzer and improving its efficiency . Innovation in the design, elimination of non - value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2016 . We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scaled - up products to better meet this market opportunity . Second, we are looking at continuing the rollout of PEM electrolysis, particularly in the area of Power - to - Gas where the PEM technology provides a more scalable solution than alkaline electrolysis at higher power levels . Unique applications and products such as our Celerity fuel cell module for bus applications and our rack mounted stationary fuel cell products for stationary power applications such as Kolon in South Korea will continue to be a focus area of our Company . Advancing Our Product Designs Within our OnSite Generation business segment, we remain focused on two key areas . First, reducing the cost of our HySTAT ® alkaline electrolyzer and improving its efficiency . Innovation in the design, elimination of non - value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2016 and beyond . We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scale - up products to better meet this market opportunity . Second, we are looking at continuing the rollout of PEM electrolysis, particularly in the area of Power - to - Gas where the PEM technology provides a more scalable solution than alkaline electrolysis at higher power levels . Within our Power Systems business segment, we spent much of 2016 focusing on further reducing the cost of a fully integrated fuel cell system inclusive of its components . We continue to leverage our integration capability in taking a standard fuel cell stack and finding multiple cost - effective applications . The result is a common building block such as our (HD 30 30 kW fuel cell) being used in multiple applications such as buses, stationary power and grid stabilization . We have achieved significant cost reduction milestones but will continue to further improve the financial viability of the product in the marketplace by looking at both scale (increased volume ordering from suppliers) as well as bringing components of the supply chain in - house to further reduce production cost . 2016 Management’s Discussion and Analysis Page 9

Hydrogenics Corporation Securing Additional Capital As at December 31 , 2016 , we had $ 11 . 3 million of cash, cash equivalents and restricted cash, had $ 10 . 4 million of shareholders’ equity and $ 49 . 3 million of assets . Historically we have not been profitable and we do not anticipate achieving a consistent level of profitability and positive cash flow from operations for the next several quarters . The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods . We are addressing this matter by maintaining contact with analysts and institutional investors to better articulate our investment merits and are advancing discussions with possible strategic investors . On November 7 , 2016 we entered into a loan agreement with Export Development Canada (“EDC”) for a five year, $ 9 million loan facility . The loan is structured as a five year term loan with quarterly interest payments calculated at an annual interest rate of U . S . prime plus 10% , declining to U . S . prime plus 7% (or 5% ) if certain annual Adjusted EBITDA thresholds are met . The loan is secured by a second charge over the assets located within Canada . Commencing March 31 , 2017 , the loan principal is subject to four quarterly repayments of $ 250 , 000 , followed by 16 quarterly repayments of $ 500 , 000 . There is a prepayment option to prepay a portion of or the entire loan at any time, subsequent to March 31 , 2017 . As part of the loan consideration, we granted 200 , 575 share purchase warrants to EDC . Each warrant is exercisable for one common share of the Company at an exercise price of US $ 6 . 85 per common share . The warrants are transferrable and expire on November 4 , 2021 . On December 11 , 2015 we entered into an underwriting agreement with Craig - Hallum Capital Group LLC to issue 2 , 129 , 031 common shares of the Company at an issue price of $ 7 . 75 per share . On December 16 , 2015 the Company issued 2 , 448 , 385 shares for gross proceeds of $ 18 , 975 . Net proceeds after underwriting fees and expenses were $ 17 , 549 . Retaining and Engaging Our Staff At December 31 , 2016 , we had 170 full - time employees, the majority of who have been employed by the Corporation for several years and possess strong technical backgrounds with extensive industry experience . We strive to maintain a high level of employee engagement by compensating at market rates, and providing interesting and challenging work . 2016 Management’s Discussion and Analysis Page 10

Hydrogenics Corporation 3 Operating Results Selected Financial information (in thousands of US dollars, except per share amounts) 20 16 20 15 20 14 2016 vs 2015 % Favourable (Unfa v ou r ab l e ) 2015 vs 2014 % Favourable (Unfa v ou r ab l e ) OnSite Generation $ 17,510 $ 23,556 $ 30,192 (26% ) (22%) Power Systems 11 , 4 80 12,308 15,3 56 (7% ) (20%) Total revenue 28 , 9 90 35,864 45,5 48 (19% ) (21%) Gross profit 5,995 5,971 11,2 14 n/a (47%) Gross Margin % 21% 17% 25% Selling, general and administrative expenses 10,8 25 10,215 11,7 56 (6% ) 13% Research and product development expenses 3,576 4,070 3,284 1 2% (24%) Income (loss) from operations (8,406) (8,314) (3,826) (1% ) (11 7%) Finance income (loss), net (1,451) (3,128) (697) 5 4% (34 9%) Net loss $ (9,857) $ (11,442) $ (4,523) 1 5% (15 3%) Net loss per share $ (0.79) $ (1.12) $ (0.47) 3 1% (13 8%) Cash operating costs 1 $ 13,894 $ 14,102 $ 13,939 1% (1%) Adjusted EBITDA 1 (7,555) (7,875) (2,539) 4% (21 0%) Cash used in operating activities (13,213) (5,838) (14,9 4 4) (12 6%) 61% Cash and cash equivalents (including restricted cash) 11,2 78 24,901 10,4 21 (55% ) 13 9% Total assets 49,2 73 59,368 47,5 55 (17% ) 25% Total non - current liabilities (excluding deferred revenue) $ 10,103 $ 4,059 $ 4,619 (14 9%) 12% 1 Cash operating costs and Adjusted EBITDA are Non - IFRS measures. Refer to section 15 - Reconciliation of Non - IFRS Measures. 2016 Management’s Discussion and Analysis Page 11

Hydrogenics Corporation Highlights for the year ended December 31, 2016 compared to the year ended December 31, 2015  Revenues decreased by $ 7 . 0 million or 19 % to $ 29 . 0 million for the year ended December 31 , 2016 compared to $ 35 . 9 million in the prior year . The decrease of $ 7 . 0 million was due to : i) a decline in new customer capital expenditures, plant expansion expenditures, and energy storage projects for which the market is developing ; ii) the completion in 2015 of a $ 2 . 3 custom project for which there was no comparable project revenue in 2016 ; and iii) timing impacts on our long term significant custom project totaling $ 1 . 3 million . Partially offsetting this was : i) an increase of $ 2 . 7 million in the Chinese mobility market in 2016 ; and ii) an increase of $ 0 . 8 million related to our hydrogen fuel cell systems for commuter trains in Europe, for which two additional train fuel cell modules were shipped in 2016 . During 2016 , the Company received new orders for $ 21 . 2 million ( 2015 - $ 14 . 9 million) for the OnSite Generation business and $ 22 . 8 million ( 2015 - $ 58 . 5 million) for the Power Systems business . December 31, 2015 backlog Orders Rece i v e d FX Orders Delivered/ Revenue Reco g n ized December 31, 2016 backlog OnSite Generation $ 17.1 $ 21.2 $ - $ 17.5 $ 20.8 Power Systems 76.2 22.8 (1.7) 11.5 85.8 Total $ 93.3 $ 44.0 $ (1.7) $ 29.0 $ 106.6 2016 Management’s Discussion and Analysis Page 12  Of the above backlog of $ 106 . 6 million, we expect to recognize approximately $ 38 million in the following twelve months as revenue . Revenue for the year ending December 31 , 2017 will also include orders received and delivered in 2017 .  Gross margin increased from 16 . 6 % to 20 . 7 % of revenue, driven by several key first - of - a - kind projects that had a lower margin profile included in 2015 , the impact of the increased revenues in the Chinese mobility market, partially offset by lower absorption of indirect fixed overhead costs and changes in product mix (including a lower proportion of custom projects including engineering services) .  Cash operating costs were $ 13 . 9 million in the current year compared to $ 14 . 1 million for 2015 , with the lower costs resulting from a decrease in net R&D expenditures, partially offset by the increase in SG&A expenses excluding stock - based compensation and amortization and depreciation .  Selling, general and administrative (“SG&A”) expenses for 2016 of $ 10 . 8 million were greater by $ 0 . 6 million or 6 % compared to $ 10 . 2 million for the year ended December 31 , 2015 . The increase over the prior year was due largely to : i) increased sales costs attributable to greater order intake ; ii) a provision for doubtful accounts of $ 0 . 8 million ; and iii) an increase in costs related to Power - to - Gas and rail transportation market development of $ 0 . 2 million . This is partially offset by : i) the reversal of an indemnification liability of $ 0 . 5 million associated with an acquisition in 2004 ; ii) a decrease of $ 0 . 2 million in stock based compensation relating to our performance share units (“PSUs”) as a result of the changes in vesting assumptions ; and iii) the impact of the weakening Canadian dollar relative to the US dollar of approximately $ 0 . 2 million .  Research and product development (“R&D”) expenses were $ 3 . 6 million for the year ended December 31 , 2016 compared to $ 4 . 1 million in 2015 . In the OnSite Generation segment, R&D activity increased $ 0 . 3 million due to increased spending, offset by increased funding of $ 1 . 7 million, both of which are primarily due to the Power - to - Gas demonstration project in Denmark, announced in February 2016 . This was partially offset by an increase in both expenses and funding in Power Systems related to increased spending on multi mega - watt system development, the development of in - house manufacturing processes, as well as further development on the heavy - duty mobility market .

Hydrogenics Corporation  The Adjusted EBITDA loss decreased to $7.6 million for the year ended December 31, 2016 from $7.9 million for last year, for the reasons noted above.  Net loss for the year ended December 31 , 2016 was $ 9 . 9 million or $ 0 . 79 per share compared to a net loss of $ 11 . 4 million or $ 1 . 12 per share for the prior year . The net loss in the current period reflects an increase in other finance gains (losses) of $ 2 . 1 million . The results for 2016 included a gain from change in the fair value of outstanding warrants of $ 0 . 8 million resulting from the decrease in our share price during 2016 . The 2015 figures included the issuance of warrants ( $ 0 . 9 million) as well as fair value adjustments relating to held for trading foreign exchange forward contracts ( $ 0 . 6 million) . Also contributing to the decrease in net loss was a decrease in R&D expenses as described above . This change was partially offset by an increase in SG&A expenses of $ 0 . 6 million, an increase in interest expense of $ 0 . 4 million due to debt outstanding for a greater period in the year, and an increase in the loss from our joint venture of $ 0 . 1 million . Highlights for the year ended December 31, 2015 compared to the year ended December 31, 2014  Revenues decreased by $ 9 . 7 million or 21 % to $ 35 . 9 million for the year ended December 31 , 2015 compared to $ 45 . 5 million in the prior year . Of the total decrease of $ 9 . 7 million, $ 5 . 0 million or 52 % of the decline was due to the impact of the weakening euro year - over - year against the US dollar . The balance of the decline of $ 4 . 7 million was due to reduced order volume in both the Power Systems and OnSite Generation groups .  During 2015 , the Company received new orders for $ 14 . 9 million ( 2014 – $ 36 . 3 million) for the OnSite Generation business and $ 58 . 5 million ( 2014 – $ 17 . 2 million) for the Power Systems business . Dec 31, 2014 backlog Orders Rece i v e d FX Orders Delivered/ Revenue Reco g n ized December 31, 2015 backlog OnSite Generation $ 28.3 $ 14.9 $ (2.5) $ 23.6 $ 17.1 Power Systems 33.9 58.5 (3.9) 12.3 76.2 Total $ 62.2 $ 73.4 $ (6.4) $ 35.9 $ 93.3 2016 Management’s Discussion and Analysis Page 13  Gross profit decreased $ 5 . 2 million to $ 6 . 0 million, or 16 . 6 % of revenue, driven by : i) the decrease in revenue during 2015 , bringing production capacity down from normal levels ; ii) several key first - of - a - kind projects that had a lower margin profile ; iii) changes in product mix (including a lower proportion of custom projects, including engineering services) ; and iv) gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar .  SG&A expenses for 2015 of $ 10 . 2 million were lower by $ 1 . 6 million or 13 % compared to $ 11 . 8 million for the year ended December 31 , 2014 . The improvement over the prior year was due in part to the weakening of the euro and the Canadian dollar relative to the US dollar . Also contributing to the decrease was the reversal of previously recorded stock based compensation due to changes in managements estimates, as well as a mark - to - market adjustment on the deferred share units (“DSUs”) and restricted share units (“RSUs”) compared to the prior year as a result of the decline in share price to C $ 12 . 35 the end of 2015 from C $ 15 . 42 per share at the end of 2014 .  R&D expenses were $ 4 . 1 million for the year ended December 31 , 2015 compared to $ 3 . 3 million in 2014 , with the increase due primarily to a reduction in R&D funding in OnSite Generation of $ 1 . 0 million, increased spending on R&D projects, specifically related to Power - to - Gas projects partially offset by a reduction of R&D expenses due to the weakening of the euro and the Canadian dollar relative to the US dollar .

Hydrogenics Corporation  The Adjusted EBITDA loss increased to $ 7 . 9 million for the year ended December 31 , 2015 from $ 2 . 5 million for 2014 , for the reasons noted above .  Net loss for the year ended December 31 , 2015 , was $ 11 . 4 million or $ 1 . 12 per share compared to a net loss of $ 4 . 5 million or $ 0 . 47 per share for 2014 . The net loss in the 2015 reflects : i) the lower revenue and lower margins ( $ 5 . 2 million) ; ii) an increase in other finance losses due to the issuance and subsequent adjustment of warrants ( $ 0 . 9 million) and fair value adjustments relating to held for trading foreign exchange forward contract ( $ 0 . 6 million) ; iii) increased interest expense due to interest expense on the institutional long - term debt entered into in 2015 ( $ 0 . 5 million) and financing costs related to the institutional long - term debt ( $ 0 . 3 million) ; and iv) an increase in R&D expenses ( $ 0 . 8 million) . This was partially offset by the decrease in SG&A expenses described above .  Cash operating costs were $ 14 . 1 million in 2015 compared to $ 13 . 9 million for 2014 , with the higher costs a result of an increase in R&D expenditures partially offset by lower SG&A expenses . Business Segment Review We report our results in two business segments, being OnSite Generation and Power Systems . Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance . The corporate office and administrative support is reported under Corporate and Other . 2016 Management’s Discussion and Analysis Page 14 OnSite Generation Selected Financial Information Years ended December 31 2016 2015 2014 2016 vs 2015 % Favourable (Unfa v ou r ab l e ) 2015 vs 2014 % Favourable (Unfa v ou r ab l e ) Revenues $ 17,510 $ 23,556 $ 30,192 (26%) (22%) Gross profit 3,465 3,391 6,102 2% (44%) Gross margin % Selling, general and administrative 20% 14% 20% 43% (29%) expenses 2,910 2,665 3,293 (9%) 19% Research and product development expenses 516 1,917 1,070 73% (79%) Segment income (loss) $ 39 $ (1,19 1 ) $ 1,739 n/a (168%) Revenues decreased by $ 6 . 0 million or 26 % to $ 17 . 5 million for the year ended December 31 , 2016 compared to $ 23 . 6 million for 2015 . Revenue in 2016 consisted of the sale of electrolyzer products to customers in industrial gas markets and hydrogen fueling stations . Revenues decreased due to a decline in new customer capital expenditures and plant expansion expenditures (in particular in key markets such as Eastern Europe and Russia), as well as a decrease in energy storage projects within the current year’s revenue as this new market is currently developing and revenue is sporadic . Orders awarded for the year ended December 31 , 2016 were $ 21 . 2 million (December 31 , 2015 - $ 14 . 9 million) . At December 31 , 2016 we had $ 20 . 3 million of confirmed orders (December 31 , 2015 - $ 14 . 8 million), to be delivered and recognized as revenue in 2017 . Revenues for 2015 decreased from 2014 due to a decline in new customer capital expenditures and plant expansion expenditures (in particular in key markets such as Eastern Europe and Russia) as well as the weakening of the euro which impacted revenue by approximately $ 3 . 7 million . Gross Margin improved in 2016 to 20 % compared to 14 % in 2015 primarily reflecting the 2015 impact of low margin first - of - a - kind projects . The first - of - a - kind projects completed in 2015 included the industrial gas application of detritiation of contaminated waste water at nuclear reactor sites, as well as a portion of

Hydrogenics Corporation the energy storage, Power - to - Gas facility project with E . ON . Partially offsetting this increase was approximately $ 0 . 2 million of gross margin compression as a result of the weakening Canadian dollar relative to the US dollar . Gross margin declined in 2015 to 14 % compared to 20 % in 2014 primarily due to the decrease in revenue during 2015 , bringing production capacity down from anticipated levels, lower margin orders – in particular in key first - of - a - kind projects – as well as gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar . SG&A Expenses were $ 2 . 9 million for the year ended December 31 , 2016 , an increase of $ 0 . 2 million due to increased sale costs attributable to greater order intake . SG&A expenses in 2015 decreased $ 0 . 6 million due to the impact of the weaker euro relative to the US dollar, as well as reduced sale costs attributable to lower revenue/order intake . R&D Expenses were $ 0 . 5 million during 2016 compared to $ 1 . 9 million for the year ended December 31 , 2015 . R&D activity has increased $ 0 . 3 million due to increased spending, and is offset by increased funding of $ 1 . 7 million both of which are primarily due to the power to gas demonstration project in Denmark, announced in February 2016 . The net impact of these fluctuations is a net decrease of R&D expenses of $ 1 . 4 million . R&D expenses increased to $ 1 . 9 million during 2015 compared to spending of $ 1 . 1 million for the year ended December 31 , 2014 attributable to reduced funding on projects, partially offset by projects nearing the completion stage, as well as the impact of the weaker euro relative to the US dollar . Segment Income (Loss) increased $ 1 . 2 million to income of less than $ 0 . 1 million for the year ended December 31 , 2016 compared to a loss of $ 1 . 2 million for the prior year . Segment loss for 2015 decreased $ 2 . 9 million to a loss of $ 1 . 2 million compared to a gain of $ 1 . 7 million for 2014 . Power Systems Selected Financial Information Years ended December 31 2016 2015 2014 2016 vs 2015 % Favourable (Unfa v ou r ab l e ) 2015 vs 2014 % Favourable (Unfa v ou r ab l e ) $ 11,480 2,530 2 2% $ 12,308 2,580 2 1% $ 15,356 5,112 33% (7%) (2%) 5% (20%) (50%) (37%) and Administrative Revenues Gross Profit Gross margin % Selling, General Expenses 4,579 3,920 4,143 (17%) 5% Research and Product Development Expenses 2,889 2,126 2,194 (36%) 3% Segm e n t I nc ome (L o ss ) $ ( 4 , 93 8 ) $ ( 3 , 46 6 ) $ ( 1 , 22 5 ) ( 42% ) ( 183% ) Revenues decreased $ 0 . 8 million or 7 % to $ 11 . 5 million for the year ended December 31 , 2016 compared to $ 12 . 3 million for 2015 . Included within 2015 was the impact of a significant project to a research organization of $ 2 . 3 million, as well greater revenue on our long term significant custom project totaling $ 1 . 3 million . There was also $ 0 . 9 million of additional revenue in 2015 related to our one megawatt stationary fuel cell power plant in South Korea for which there was no corresponding revenue in 2016 . Partially offsetting this was : i) an increase of $ 2 . 7 million in the Chinese mobility market in 2016 ; and ii) an increase of $ 0 . 8 million related to our hydrogen fuel cell systems for commuter trains in Europe, for which two additional train sets were shipped in 2016 . Included within our work in process inventory at December 31 , 2016 were two more additional train sets to be completed shortly after the end of fiscal year 2016 . Orders awarded for the year ended December 31 , 2016 were $ 22 . 8 million (December 31 , 2015 - $ 58 . 5 million) . At December 31 , 2016 , backlog was $ 85 . 8 million of confirmed orders for Power Systems’ products and services (December 31 , 2015 - $ 76 . 2 million), with $ 17 . 8 million of this backlog expected to be recognized as revenue in 2017 . Revenue for 2015 decreased $ 3 . 0 million or 20 % to $ 12 . 3 million from 2016 Management’s Discussion and Analysis Page 15

Hydrogenics Corporation $ 15 . 4 million for 2014 . Revenue for 2015 , excluding the foreign exchange impact due to the weakening of the euro, decreased $ 1 . 7 million . While order intake significantly increased, in 2015 there was a decrease in the revenue recognized due to the long term nature of significant projects . Gross Margin improved to 22 % during 2016 from 21 % for the prior year, with the increase in the current period reflecting a greater proportion of custom projects, including engineering services, which generally have higher gross margins, partially offset by lower absorption of indirect fixed overhead costs as a result of the decrease in revenue . This was offset by the impact of the increased revenue in the Chinese mobility market . Gross margin declined in 2015 from 2014 reflecting gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar, as well as a lower proportion of custom projects, including engineering services, which generally have higher gross margins combined with the impact of the lower margin project to a research organization in the current period . SG&A Expenses increased by 17 % to $ 4 . 6 million for the year ended December 31 , 2016 compared to $ 3 . 9 million for the prior year . Expenses were greater in the current year due to a provision for doubtful accounts of $ 0 . 8 million, as well as an increase in costs related to Power - to - Gas and rail transportation market development of $ 0 . 1 million, partially offset by the impact of the weakening Canadian dollar relative to the US dollar of approximately $ 0 . 2 million . SG&A expenses in 2015 decreased by 5 % to $ 3 . 9 million compared to $ 4 . 1 million for 2014 . Expenses were lower in 2015 due to the weakening Canadian dollar relative to the US dollar . R&D Expenses increased by 36 % to $ 2 . 9 million for the year ended December 31 , 2016 from $ 2 . 1 million for the year ended December 31 , 2015 . Gross R&D expenses increased $ 1 . 6 million, and were offset by an increase in R&D funding of $ 0 . 8 million . The increase in R&D expenses primarily relate to increased spending on multi mega - watt system development, the development of in - house manufacturing processes, as well as further development for the heavy - duty mobility market . The increase in R&D funding primarily relates to the funding of the heavy - duty mobility market project in California . This was offset by the impact of the weakening Canadian dollar relative to the US dollar . R&D expenses in 2015 were consistent with 2014 , due to increased spending on R&D projects, specifically related to Power - to - Gas projects, offset by the impact of the weakening Canadian dollar relative to the US dollar . Segment Loss increased $ 1 . 5 million to a loss of $ 4 . 9 million for the year ended December 31 , 2016 compared to a loss of $ 3 . 5 million for the year ended December 31 , 2015 . In 2015 , segment loss declined $ 2 . 2 million to a loss of $ 3 . 5 million for the year ended December 31 , 2015 compared to a loss of $ 1 . 2 million for the year ended December 31 , 2014 . 2016 Management’s Discussion and Analysis Page 16

Hydrogenics Corporation Corporate and Other Selected Financial Information Years ended December 31 2016 vs 2015 2015 vs 2014 2016 2015 2014 % Favourable (Unfavourable ) % Favourable (Unfavourable ) Selling, general and administrative expenses $ 3,336 $ 3,630 $ 4,320 8% 16% Research and product development expenses 171 27 20 (533%) (35%) Net other finance gains (losses) 735 (1,338) (180) n/a (643%) Loss on joint venture (156) (40) (94) (290%) 57% Interest income (expense) (1,762) (1,322) (540) (33%) (145%) Foreign exchange gains (losses) net (268) (428) 117 37% (466%) Total $ (4,958) $ (6,785) $ (5,037) 29% (35%) 2016 Management’s Discussion and Analysis Page 17 SG&A Expenses decreased by $ 0 . 3 million or 8 % to $ 3 . 3 million for the year ended December 31 , 2016 compared to $ 3 . 6 million for 2015 . The improvement over the prior year was due partly to the reversal of an indemnification liability of $ 0 . 5 million that had been set up in association with an acquisition in 2004 . Stock based compensation relating to our PSUs decreased $ 0 . 2 million as a result of the changes in assumptions relating to the vesting in the prior and current period . Also contributing to the decrease was the weakening of the Canadian dollar relative to the US dollar of $ 0 . 2 million . Offsetting these decreases was the impact of a $ 0 . 4 million decrease in the reversal of previously recorded stock based compensation due to changes in management’s estimates as 2016 included a reversal of $ 0 . 2 million whereas 2015 included a reversal of $ 0 . 5 million . For the year ended December 31 , 2015 , SG&A expenses decreased by $ 0 . 7 million or 16 % to $ 3 . 6 million for the year ended December 31 , 2015 compared to $ 4 . 3 million for 2014 . The improvement over 2014 was due largely in part to the weakening of the euro and the Canadian dollar relative to the US dollar . Also contributing to the decrease was the reversal of previously recorded stock based compensation due to changes in managements estimates, as well as a mark - to - market adjustment on the DSUs compared to the prior year as a result of the decline in share price to C $ 12 . 35 at the end of 2015 from C $ 15 . 42 per share at the end of 2014 . R&D Expenses were $ 0 . 2 million for the year ended December 31 , 2016 and less than $ 0 . 1 million at December 31 , 2015 , and reflect the cost of maintaining our intellectual property . Net Other Finance Gains (Losses) increased by $ 2 . 1 million to a gain of $ 0 . 7 million for the 2016 year compared to a loss of $ 1 . 3 million at the end of 2015 . The increase is due to the results for 2016 including a gain from change in the fair value of outstanding warrants of $ 0 . 8 million as a result from the decrease in our share price over 2016 . The 2015 figures included : i) the issuance of warrants ( $ 0 . 9 million) ; and (ii) fair value adjustments relating to held for trading foreign exchange forward contract ( $ 0 . 6 million) . In 2015 , net other finance losses increased by $ 1 . 1 million to a loss of $ 1 . 3 million for the 2015 year compared to a loss of $ 0 . 2 million at the end of 2014 . The increase was due to : i) the issuance of warrants ( $ 0 . 9 million) ; and (ii) fair value adjustments relating to held for trading foreign exchange forward contract ( $ 0 . 6 million) . Loss on joint venture were $ 0 . 2 million for the year ended December 31 , 2016 and less than $ 0 . 1 million at December 31 , 2015 . Interest expense increased by $ 0 . 4 million to $ 1 . 8 million for the 2016 year . The increase was due to increased interest expense on the institutional long - term debt entered into in 2015 ( $ 0 . 2 million) as it was outstanding for greater days in 2016 , and interest expense on the long - term debt with EDC entered into in 2016 of $ 0 . 2 million . For the year ended December 31 , 2015 , interest expense increased by $ 0 . 8 million to $ 1 . 3 million . The increase was due to interest expense on the institutional long - term debt entered into in 2015 ( $ 0 . 5 million), and financing costs related to the institutional long - term debt ( $ 0 . 3 million) .

Hydrogenics Corporation 4 Financial Condition December 31 2016 December 31 2015 Increase/(decrease) $ % Cash, cash equivalents, restricted cash and short - term investments $ 11,278 $ 24,901 $ (13,623) (55%) Trade and other receivables 9,802 10,419 (617) (6%) Inventories 17,208 14,270 2,938 21% Operating borrowings 2,111 1,086 1,025 94% Trade and other payables 7,235 7,776 (541) (7%) Financial liabilities 3,939 9,034 5,095 56% Warranty provisions (current and non - current) 2,062 3,193 (1,131) (35%) Deferred revenue (current and non - current) 14,282 14,910 (628) (4%) Other non - current liabilities $ 9,262 $ 3,121 $ 6,141 197% 2016 Management’s Discussion and Analysis Page 18 Cash, cash equivalents, restricted cash and short - term investments were $ 11 . 3 million, a decrease of $ 13 . 6 million or 55% . Refer to Section 6 – Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short - term investments . Trade and other receivables were $ 9 . 8 million . Excluding the foreign exchange impact as a result of the weakening of the euro relative to the US dollar, trade and other receivables decreased $ 0 . 4 million due to the collection of outstanding receivables in the period . Inventories were $ 17 . 2 million compared to $ 14 . 3 million, an increase of 21% . Excluding the foreign exchange impact as a result of the weakening of the euro when compared to the US dollar in the current period, inventories increased approximately $ 3 . 2 million as a result of expected product deliveries during early 2017 . Operating borrowings were $ 2 . 1 million compared to $ 1 . 1 million, an increase of 94 % due to the increased working capital requirements associated with the increase in inventory . Trade and other payables were $ 7 . 2 million, a decrease of 8% , compared to $ 7 . 8 million at the end of December 31 , 2015 . While inventory levels increased in the fourth quarter of 2016 when compared to 2015 , the timing of the payment for this inventory accelerated in the fourth quarter of 2016 resulting in the decline in trade and other payables at the end of 2016 . Financial liabilities were $ 3 . 9 million, a decrease of $ 5 . 0 million primarily as a result of the repayment of the institutional debt outstanding at December 31 , 2015 of $ 7 . 1 million, partially offset by the current portion of long - term debt for the Province of Ontario and EDC of $ 3 . 2 million . Warranty provisions were $ 2 . 1 million, a decrease of $ 1 . 1 million from $ 3 . 2 million at December 31 , 2015 . The decrease is due to the timing of the expiration of product warranties, as well as the decrease in revenue in 2016 as fewer products were sold . Deferred revenues were $ 14 . 3 million, a decrease of $ 0 . 6 million or 4% , reflecting changes in customer deposits received . As a result of increased deposits related to order bookings in the Power business segment, deferred revenues increased approximately $ 2 . 1 million . This was offset by a decrease in the OnSite business segment due to a significant deposit at December 31 , 2015 related to a government project . Other non - current liabilities were $ 9 . 3 million at December 31 , 2016 , an increase of $ 6 . 1 million due primarily to the long - term debt entered into with EDC in 2016 , for which $ 6 . 5 million was included in other non - current liabilities . This was partially offset by a decrease in other non - current liabilities related to the long - term debt with the Province of Ontario, as the current portion increased .

Hydrogenics Corporation

5 Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2016.

	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1
Revenues	**$ 8,730**	$ 6,733	$ 9,198	$ 4,329	$ 11,321	$ 9,644	$ 7,368	$ 7,531
Gross profit	**1,965**	1,000	1,819	1,211	1,675	2,101	1,042	1,153
Gross margin %	**23%**	15%	20%	28%	15%	22%	14%	15%
Adjusted EBITDA[1]	**(1,737)**	(1,466)	(2,463)	(1,889)	(1,838)	(1,382)	(2,342)	(2,313)
Net loss	**(2,504)**	(1,899)	(3,092)	(2,362)	(2,122)	(2,192)	(3,701)	(3,427)
Net loss per share - (basic and fully Diluted)	**$ (0.20)**	$ (0.15)	$ (0.25)	$ (0.19)	$ (0.20)	$ (0.22)	$ (0.37)	$ (0.34)
Weighted average common shares outstanding	**12,542,950**	12,544,960	12,541,080	12,540,757	10,518,178	10,092,375	10,091,498	10,090,481

1. Adjusted EBITDA is a Non-IFRS measure, refer to Section 15 – Reconciliation of Non-IFRS Measures.

In the first quarter of 2016, our net loss decreased by $1.1 million ($0.15 per common share) compared to the first quarter of 2015. This decrease is primarily due to a decrease in foreign currency losses of $0.8 million, higher margin sales, as well as an increase in other finance gains of $0.1 million due to the change in market value of the outstanding warrants, partially offset by an increase in interest expense of $0.3 million.

In the second quarter of 2016, our net loss decreased by $0.6 million ($0.12 per common share) compared to the second quarter of 2015. The change is primarily due to a decrease in other finance losses of $0.8 million, an improvement in margin due to product mix as well as higher absorption of indirect overhead costs as a result of the increase in revenue. This was partially offset by an increase in SG&A expenses and R&D expenses.

In the third quarter of 2016, our net loss decreased by $0.3 million ($0.07 per common share) compared to the third quarter of 2015. This increase primarily reflects a decrease in other finance losses of $0.4 million, an increase in adjusted EBITDA loss due to a decrease in gross profit of $1.1 million, partially offset by: i) a decrease in net R&D expenses of $0.8 million; ii) a decrease in SG&A expenses of $0.2 million (excluding compensation indexed to our share price); and iii) a decrease related to the reversal of previously charged compensation expense of $0.2 million relating to our PSUs, partially offset by an increase in compensation indexed to our share price of $0.1 million.

In the fourth quarter of 2016, our net loss increased by $0.4 million compared to the fourth quarter of 2015. A discussion of the key items is as follows:

- Revenues decreased $2.6 million, or 23%, reflecting decreased revenues in our OnSite Generation business unit driven by a decline in new capital and plant expansion expenditures by customers, partially offset by an increase in our Power Systems business unit reflecting increased order shipments in the last three months of the year related to Chinese mobility orders as well as shipments related to our hydrogen fuel cell systems for commuter trains in Europe.
- Gross profit was $2.0 million (23% of revenues) compared to $1.7 million (15% of revenues). The increase in gross margin is due to the absence of the lower margin project to a research organization included in the results of the fourth quarter of 2015.
- SG&A expenses were $3.1 million, an increase of $0.6 million or 25%. Excluding the impacts of stock-based compensation (recovery), SG&A expenses increased $0.1 million due to a provision in our allowance for doubtful accounts of $0.8 million. This was partially offset by timing in our SG&A expenses in the quarter.
- R&D expenses were $0.7 million, a decrease of $0.2 million or 233% from $1.0 million in the fourth quarter of 2015. R&D activity increased in OnSite Generation business unit due to

2016 Management's Discussion and Analysis *Page 19*

Hydrogenics Corporation increased spending, but this was more than offset by increased funding; both were primarily due to the Power - to - Gas demonstration project in Denmark, announced in February 2016.  Our loss from joint venture was $0.1 million in the fourth quarter of 2016, an increase of $0.2 million from a gain in the fourth quarter of 2015. 6 Liquidity and Capital Resources The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results. Cash Used in Operating Activities Years ended December 31 2016 Management’s Discussion and Analysis Page 20 (Thousands of US dollars) 2016 2015 $ Change % Change Net loss $ (9,85 7 ) $ (11,442) $ 1,585 15% (Increase) decrease in restricted cash 542 2,172 (1,630) (75%) Net change in non - cash working capital (5,382) 1,598 (6,980) n/a Other items not affecting cash 1,484 1,834 (350) (28%) Cash used in operating activities $ (13,213) $ (5,838) $ 7,375 126% Changes in cash used in operating activities in 2016 compared to 2015 are discussed below .  Net loss decreased $1.8 million or 15% as described above in Section 3 – “Operating Results”.  Restricted cash decreased $ 1 . 6 million or 75 % as a result of reduced outstanding standby letters of credit and letters of guarantee as at December 31 , 2016 .  Changes in non - cash working capital decreased $ 6 . 9 million as described above in Section 4 – “Financial Condition” .  Other items decreased by $ 0 . 5 million or 28% . The decrease is primarily the result of ; (i) a $ 0 . 8 million increase in other finance gains (losses) as a result of the change in fair value of outstanding warrants as a result of the decrease in our share price ; (ii) a $ 0 . 8 million decrease in warrants issued, partially offset by (iii) a $ 0 . 5 million increase in unrealized foreign exchange losses ; and a $ 0 . 3 million increase in stock - based compensation expense . At current operating levels, we anticipate consuming between $ 2 . 0 million and $ 4 . 0 million of cash in 2017 to fund our anticipated net losses, non - cash working capital requirements and capital expenditures . In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements may increase .

Hydrogenics Corporation Cash Used in Investing Activities Years ended December 31 (Thousands of US dollars) 2016 2015 $ Change % Change Purchases of property plant and equipment (2,955) (2,028) $ (927) (46%) Receipt of IDF government funding 1,201 118 1,083 918% Purchase of intangibles (48) (105) 57 54% Cash used in investing activities $ (1,802) $ (2,015) $ 213 11% 2016 Management’s Discussion and Analysis Page 21 Cash used in investing activities during 2016 was $ 1 . 8 million compared to $ 2 . 0 million for the year ended December 31 , 2015 with the decrease due to a reduction in net spending on property, plant and equipment as increased funding offset increased expenditures . The current year expenditures related primarily to the Ontario, Canada, IESO 2 MW Power - to - Gas storage project which will be operational in 2017 , as well as expenditures on cost - reducing production equipment . Cash Provided By Financing Activities Years ended December 31 (Thousands of US dollars) 2016 2015 $ Change % Change Repayment of long - term debt – institutional $ (7,50 0 ) - $ (7,500) (100%) Rep a y m e nt o f re p a y a bl e g o v e rnm e nt contributions (374) $ (21 3 ) (161) (76%) Proceeds of borrowings 8,71 5 6,866 1,849 27% Proceeds of operating borrowings 1,07 2 1,113 (41) (4%) Common shares issued, warrants and options exercised - 17,559 (17,55 9 ) (100%) Cash provided by (used in) financing activities $ 1,913 $ 25,325 $ (23,412) (92%) Changes in cash provided by financing activities for the year ended December 31 , 2016 was $ 1 . 9 million compared to $ 25 . 3 million in the prior year . In 2016 , we repaid our institutional long - term debt for a total repayment of $ 7 . 5 million . We also entered into a long - term loan with EDC for net proceeds of $ 8 . 7 million after financing fees . In 2015 we issued 2 , 448 , 385 shares for net proceeds of $ 17 . 5 million in 2015 , as well as entered into an 18 month facility with a syndicate of institutional lenders for net proceeds after financing fees of $ 6 . 9 million . Credit and Loan Facilities On November 4 , 2016 , Hydrogenics entered into a loan agreement with EDC for a five year facility of $ 9 . 0 million . Included in the terms of the loan agreement, was the issuance of 200 , 575 warrants to EDC . Each warrant is exercisable for one common share of the Company at an exercise price of US $ 6 . 85 per common share . The loan bears interest at an annual interest rate of U . S . prime plus 10% , declining to U . S . prime plus 7% (or 5% ) if certain annual EBITDA thresholds are met . At December 31 , 2016 , we had a Belgian joint credit and operating line facility of € 9 . 2 million . Under this facility, we may borrow up to a maximum of 75 % of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of € 0 . 5 million ; and may also borrow up to € 1 . 5 million for

Hydrogenics Corporation general business purposes, provided sufficient limit exists under the overall facility limit of € 9 . 2 million . Of this, € 2 . 8 million or approximately $ 2 . 9 million was drawn as standby letters of credit and bank guarantees and € 2 million or approximately $ 2 . 1 million was drawn as an operating line . At December 31 , 2016 , we had availability of less than € 4 . 4 million or approximately $ 4 . 7 million (December 31 , 2015 - $ 2 . 4 million) under this facility for use as letters of credit and bank guarantees . The Belgian credit facility bears interest at EURIBOR plus 1 . 45 % per annum and is secured by a € 1 million secured first charge covering all assets of the borrower, as well as related current and future receivables . Hydrogenics Corporation has also provided a € 2 . 2 million parent company guarantee The credit facility contains a negative pledge precluding the borrower from providing security over its assets . Additionally, our Belgian subsidiary is required to maintain a solvency covenant, defined as equity plus current account (intercompany account with our Corporate entity), divided by total liabilities of not less than 25 % and ensure that its intercompany accounts due to Hydrogenics do not fall below a defined level . At December 31 , 2016 , we were in compliance with these covenants . At December 31 , 2016 we also had a Canadian credit facility of $ 2 . 3 million . At December 31 , 2016 , $ nil million was drawn as standby letters of credit and bank guarantees . At December 31 , 2016 , we had $ 2 . 3 million (December 31 , 2015 - $ 2 . 2 million) available under this facility for use only as letters of credit and bank guarantees . These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of our sales contracts . The standby letters of credit and letters of guarantee may be drawn on by the customer if we fail to perform our obligations under the sales contracts . On September 28 , 2011 , we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to C $ 6 . 0 million . Eligible costs had to be incurred between October 1 , 2010 and September 30 , 2015 . Commencing in the fourth quarter of 2016 , the loan bears interest at a rate of 3 . 67 % and will require repayment at a rate of 20 % per year of the outstanding balance . The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation . Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times . We were in compliance with this covenant at December 31 , 2016 . Capital Resources We consider our capital employed to consist of shareholders’ equity and total debt, net of cash and cash equivalents as follows : 2016 Management’s Discussion and Analysis Page 22 December 31, December 31, 2016 2015 Shareholders’ equity $ 10,382 $ 20,248 Operating borrowings 2,111 1,086 Long term debt and repayable government contributions 12,043 10,326 Total 24,536 31,660 Less cash and cash equivalents and restricted cash 11,278 24,901 Capital employed $ 13,258 $ 6,759 The Company’s financial objective when managing capital is to make sure that we have the cash and debt capacity and financial flexibility to fund our ongoing business objectives including operating activities, investments and growth in order to provide returns for our shareholders and other stakeholders . We monitor our capital structure and make adjustments according to market conditions in an effort to meet our objectives given the Company’s operating and financial performance and current outlook of the business and industry in general . The Company’s alternatives to fund future capital needs include cash flows from operating activities, debt or equity financing, adjustments to capital spending and/or sale of assets . The capital structure and these alternatives are reviewed by management and the board of

Hydrogenics Corporation directors of the Company on a regular basis to ensure the best mix of capital resources to meet the Company’s needs. Financial Instruments, Long - term Debt, Commitments and Contingent Off - balance Sheet Arrangements The Corporation’s financial instruments and the nature of the risks, existing or potential, are as set out in the following table: Risk Marke t 2016 Management’s Discussion and Analysis Page 23 Financial Instruments Credit Liquidity Currency Interest Rate Cash and cash equivalents and restricted cash X X X Short - term investments X X X Trade and other receivables X X Trade and other payables X X Financial liabilities X X Non - current liabilities X X Credit risk Credit risk arises from the potential that a counterparty will fail to perform its obligations . Credit risk associated with cash and cash equivalents, restricted cash and short - term investments is minimized by limiting net exposure to any one jurisdiction or financial institution and ensuring financial assets are placed for short periods of time, generally less than 90 days, with governments, well - capitalized financial institutions and other creditworthy counterparties . Ongoing reviews are performed by management to evaluate changes in the status of financial institutions and counterparties . Credit risk associated with trade and other receivables is minimized by carrying out a detailed review and approval by senior management of credit extensions to customers taking into account customer history, any amounts that are past due and any available relevant information about the customers’ liquidity and potential going concern problems . In addition, progress payments are generally required by customers as contracts are executed, which generally results in between 35 % and 100 % of a contract’s value being collected before shipments are made . Where credit terms are extended beyond shipment, terms are generally not granted beyond 60 days . We also maintain provisions for potential credit losses . Any such losses to date have been insignificant . Currency risk Foreign currency risk arises because of fluctuations in exchange rates . We conduct a significant portion of our business activities in currencies other than the functional currency of the parent company (US dollars) and the functional currency of our self - sustaining subsidiaries (euro) . This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at our self - sustaining subsidiaries . Our objective in managing foreign currency risk is to minimize our net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match other foreign currency obligations . Our foreign exchange risk management program includes the potential use of foreign exchange currency forward contracts to fix the exchange rates on short - term Canadian dollar, euro and US dollar denominated transactions and commitments . Interest rate risk Interest rate risk arises because of the fluctuation in market interest rates . We are subject to interest rate risk on our cash and cash equivalents, restricted cash and short - term investments, and variable rate long - term debt .

Hydrogenics Corporation Liquidity risk Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure . We manage liquidity risk to maintain sufficient liquid financial resources to fund our commitments and obligations in the most cost - effective manner possible . We have sustained losses and negative cash flows from operations since our inception . At December 31 , 2016 , we had approximately $ 11 . 3 million of cash and cash equivalents and restricted cash . The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data . Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets . There are uncertainties related to the timing and use of our cash resources and working capital requirements . These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products . Throughout 2017 , we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due . As such, these obligations will be funded out of existing and forecasted cash resources to the extent possible . We may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint - venture partnerships, equipment financings or other receivables financing arrangements . We may experience difficulty in obtaining satisfactory financing terms . Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition . Contractual Obligations Total Less than 1 year 1 - 3 years 4 - 5 years After 5 years Long - term debt 1 , including current portion $ 17,297 $ 3,326 $ 7,577 $ 6,394 $ - Trade and other payables 7,235 7,235 - - - Operating borrowings 2,111 2,111 - - - Operating leases 3,065 1,013 1,334 712 6 Purchase obligations 6,267 6,241 26 - - Repayable government contributions 154 154 - - - Capital lease 23 3 7 13 - Total contractual obligations 2 $ 36,152 $ 20,083 $ 8,940 $ 7,119 $ 6 2016 Management’s Discussion and Analysis Page 24 1. Represents the undiscounted amounts payable as disclosed below under “Other Loan Facilities”. 2. The table excludes the DSU liability of $290 included in our current liabilities which relate to units that are only settled once a director resigns as a director. 3. The table excludes the warrant liability of $325 included in our financial liabilities. We cannot be certain we have or will be able to raise sufficient capital to repay our short and long - term contractual obligations and maintain our planned levels of operations . Contingent Off - balance Sheet Arrangements We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non - consolidated variable interests . Our forward foreign exchange contracts have been accounted for as financial instruments in our consolidated financial statements . In the normal course of operations, we occasionally provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be

Hydrogenics Corporation suffered by the counterparty as a consequence of the transaction . The terms of these indemnification agreements will vary . The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties . No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims . 2016 Management’s Discussion and Analysis Page 25 7 Outstanding Share Data The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value . We had 12 , 544 , 960 common shares outstanding at December 31 , 2016 . 2016 Number Amount 20 15 Number Amount Balance at January 1 12,5 4 0,7 57 $ 365, 8 2 4 10,090,325 $ 348, 2 5 9 Issuance of common shares 4,20 3 99 2,448,385 17,5 49 Stock options exercised - - 2,050 16 Adjustment for partial shares on share consolidation - - (3) - At December 31, 12,5 4 4,9 60 $ 365, 9 2 3 12,540,757 $ 365, 8 2 4 At December 31 , 2016 there were 628 , 636 stock options and 195 , 569 PSUs, 52 , 483 RSU’s, and 450 , 575 warrants outstanding to purchase our common shares . If these securities are exercised, our shareholders could incur dilution . 8 Critical Accounting Estimates The Company’s management make judgments in it process of applying the Company’s accounting policies in the preparation of its consolidated financial statements . In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period . Actual results may differ from those estimates as the estimation process is inherently uncertain . Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances . Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively . The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 4 of the Company’s 2016 annual audited consolidated financial statements .

Hydrogenics Corporation 9 Changes in Accounting Policies and Recent Accounting Pronouncements 2016 Management’s Discussion and Analysis Page 26 Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1 , 2016 are disclosed in Note 3 of our consolidated financial statements and their related notes for the year ended December 31 , 2016 . 10 Outlook Current Market Environment Our strategy is to profitably grow hydrogen energy solutions for diverse applications globally . We continue to leverage the milestones and reference sites established in 2016 and prior years to gain additional traction in the following target markets and applications : Motive Power – We achieved a key milestone in 2016 with delivery of the first pre - commercial units for the Company’s ten year commuter train propulsion system contract with Alstom Transport, which at € 50 million is the largest order in our history . This order highlights the commercial maturity and strong competitive positioning of our fuel cell technology . These pre - commercial units will be field tested over the first quarter of 2017 and it is expected that commercial production will begin in late 2017 . Also, in the third quarter of 2016 , Alstom Transport highlighted the hydrogen power train at the Innotrans rail show in Berlin which generated additional interest on the part of end customers . Our China strategy began to show results in 2016 with significant orders and revenue received from several of our key integrators (those companies that take our fuel cell and incorporate it into buses and other vehicles provided by original equipment manufacturers) . Our backlog and sales pipeline is strong in this area with further orders expected in future quarters . We also anticipate further opportunity for our heavy duty fuel cell modules in other propulsion applications in the near future . Stationary Power – We continue to work with our partner Kolon in South Korea to evaluate future growth opportunities in stationary power applications in Korea . The success of the pilot plant provides the potential opportunity to scale into multiple multi - megawatt installations throughout South Korea . The pilot plant is in the process of being moved to a new location in South Korea and we are currently in ongoing discussions with Kolon and power plant operators . Energy Storage – In 2016 we commissioned our second Power - to - Gas facility with E . ON . This milestone firmly establishes the commercial scale building block for many multi megawatts facilities in the future . Currently we have a pipeline of approximately 70 megawatts of qualified leads worth in excess of $ 70 million . Conversion of these qualified leads into sales orders is dependent on completion of competitive process, funding, and policy evolution in the European Union . We are now constructing our two megawatt Power - to - Gas project in the Greater Toronto Area in partnership with Enbridge . When complete in 2017 , this will become our first North American reference site for Power - to - Gas . We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization and our pipeline remains robust in this area . We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost effective rollout . In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose . We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business . Recently, an increase in interest in our power - to - gas application and orders for energy storage and fueling stations in Europe, California, the UK and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve . Hydrogen Fueling – The movement to hydrogen powered buses, trains, trucks and automobiles has created demand for fueling infrastructure in the markets where these vehicles are being launched (principally Europe, China, Japan, Korea & California) . We have been involved with the construction of

Hydrogenics Corporation over 50 fueling stations globally and see increased demand for hydrogen fueling, especially when it can be linked to electrolyzed hydrogen coming from electricity that is generated from renewable sources such as wind and solar energy thus reducing the carbon footprint of the production of hydrogen . Delivery Outlook We operate in various markets and in this MD&A, define the market in which we have a product offering as a relevant market . Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macroeconomic conditions . As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources . Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market . We caution that readers should not place undue reliance on this assessment and refer to our forward - looking statement on Section 17 of this MD&A . Rele v ant Market Economic Activity in 2016 External and Corporate Specific Considerations Anticipated Economic Activity in 2017 Industr i al Gas Revenues and orders delivered were lower than in 2015. We continue to experience the impact of economic uncertainty in many of the markets where we have leadership in industrial gas (notably Russia and the Eurozone region). We anticipate revenues and orders delivered will be higher than in 2016. Hydr o gen Fueling Stations Revenues and orders delivered were consistent with 2015. Governments continue to support programs to accelerate the use of hydrogen fueling stations. Automobile companies have also announced increased production levels of hydrogen fuel cell vehicles. We are continuing to dedicate resources to secure additional business. We anticipate revenues and orders delivered will be higher than in 2016. Motive/Mo bile Power Revenues and orders delivered were higher than in 2015. We expect the Chinese bus market will continue to grow and the commercial production of Alstom Transport commercial rail car fuel cell production will commence in 2017. We anticipate revenues and orders delivered will be higher than in 2016. Energy Storage, Power to Gas and Ancillary Services Revenues and orders delivered were lower than in 2015. Our Toronto area Enbridge Power - to - Gas facility will go - live in 2017 resulting in the first North American reference site for Power - to - Gas. We anticipate revenues and orders delivered will be higher than in 2016. Stationary Power and Other Power Prod u cts Progression and completion of anticipated milestones in custom projects. Our expertise on custom engineering projects is well regarded by end - users. We continue to target custom engineering projects on a case by case basis. We anticipate revenues and orders delivered will be higher than in 2016. 2016 Management’s Discussion and Analysis Page 27

Hydrogenics Corporation Outlook Summary The timing and full realization of the opportunities above, under the current market environment, cannot be assured or specifically established . It is however important to understand the magnitude of these opportunities and the transformative impact that any one of them will have on the business going forward . Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and strengthen our consolidated financial position . While we may see volatility in our costs over the short - term, our expectations for the long - term are that our trend of improved cost efficiency will continue . At December 31 , 2016 , our order backlog was $ 106 . 6 million (December 31 , 2015 – $ 93 . 3 million) spread across numerous geographical regions, of which $ 38 . 1 million is expected to be recorded as revenue in the next 12 months . As a global company, we are subject to the risks arising from adverse changes in global economic and political conditions . Political conditions such as government commitments and policies towards environmental protection and renewable energy may change over time . Economic conditions in leading and emerging economies have been, and remain, unpredictable . In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio . These macroeconomic and geopolitical changes could result in our current or potential customers reducing purchases or delaying shipment which could cause revenue recognition on these products to shift into 2018 or beyond . 11 Related Party Transactions In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and Director of the Company . During 2016 , Hydrogenics made purchases of $ 0 . 4 million ( 2015 - $ 0 . 1 million) from this related company . At December 31 , 2015 , the Company had an accounts payable balance due to this related party of less than $ 0 . 1 million ( 2015 - less than $ 0 . 1 million) . The Company holds an equity investment in the joint venture Kolon Hydrogenics . During 2016 , the Company had sales to the joint venture of $ 0 . 2 million ( 2015 - $ 0 . 7 million), and at the end of December 31 , 2016 the Company had a receivable of less than $ 0 . 4 million ( 2015 - $ 0 . 4 million) owing from the joint venture . All related party transactions involve the parent company . There are no related party transactions to disclose for the Company’s subsidiaries . 12 Disclosure Controls We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under Canadian and US securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure . In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met . Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures . Based on this evaluation and as described below under "Internal Control over Financial Reporting", our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31 , 2016 . 2016 Management’s Discussion and Analysis Page 28

Hydrogenics Corporation 13 Internal Control over Financial Reporting Management’s Annual Report on Internal Control Over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting . Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS . Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements . Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate . Management assessed the effectiveness of the Corporation’s internal control over financial reporting at December 31 , 2016 , based on the criteria set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013 . Based on this assessment, management believes, at December 31 , 2016 , the Corporation’s internal control over financial reporting is effective . Also, management determined there were no material weaknesses in the Corporation’s internal control over financial reporting at December 31 , 2016 . Limitations of Controls and Procedures Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met . Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs . Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected . These inherent limitations include the realities that judgments in decision - making can be faulty, and that breakdowns can occur because of a simple error or mistake . Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control . The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions . Accordingly, because of the inherent limitations in a cost - effective control system, misstatements due to error or fraud might occur and not be detected . Changes in Internal Controls Over Financial Reporting There were no changes in our internal controls over financial reporting during the year ended December 31 , 2016 , that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting . The design of any system of controls and procedures is based in part on certain assumptions about the likelihood of certain events . There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote . 2016 Management’s Discussion and Analysis Page 29

Hydrogenics Corporation 14 Enterprise Risk Management Our Definition of Business Risk We define business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability of financial reporting, compliance with laws and regulations and the safeguarding of assets within an ethical organizational culture . Our enterprise risks are largely derived from the Corporation’s business environment and are fundamentally linked to our strategies and business objectives . We strive to proactively mitigate our risk exposures through rigorous performance planning and effective and efficient business operational management . We strive to avoid taking on undue risk exposures whenever possible and ensure alignment with business strategies, objectives, values and risk tolerances . The following sections summarize the principal risks and uncertainties that could affect our future business results going forward and our associated risk mitigation activities . Our Risk and Control Assessment Process We use a multi - level enterprise risk and control assessment process that incorporates the insight of employees throughout the Corporation . At a high level, we carry out an annual risk and control assessments, consisting of interviews with senior managers and updates from our ongoing strategic planning process . Additionally, our assessment process incorporates input from internal and external audits, as well as input from management’s SOX 404 (Sarbanes Oxley Act of 2002 ) internal control over financial reporting compliance activities and ISO 9001 external audits . Key enterprise risks are identified, defined and prioritized, and risks are classified into discrete risk categories . Results of the annual risk and control assessment and quality audits assist in the development of our internal audit program and are presented to senior management and the Audit Committee . Risk assessments are also incorporated into the Corporation’s strategic planning processes . We also conduct a quarterly risk assessment review of key business processes to capture changing business risks, monitor key risk mitigation activities and provide ongoing updates and assurance to the Audit Committee . Lastly, we conduct detailed risk assessments for specific audit engagements and various risk management initiatives (e . g . environmental management system, safety audits, business continuity planning, network and IT vulnerability, and fraud and ethics assessments) . The results of these multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year . 15 Reconciliation of Non - IFRS Measures Non - IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition . We believe these non - IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements . Accordingly, we are presenting Adjusted EBITDA and cash operating costs in this MD&A to enhance the usefulness of our MD&A . In accordance with Canadian Securities Administration Staff Notice 52 - 306 , we have provided reconciliations of our non - IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non - IFRS measure, and how the non - IFRS measure is used in managing the business . 2016 Management’s Discussion and Analysis Page 30

Hydrogenics Corporation

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

The Company believes Adjusted EBITDA assists investors in comparing a company's performance on a consistent basis excluding depreciation and amortization, stock-based compensation, including both share settled PSUs and stock options, equity settled restricted share units ("RSUs") and cash settled deferred share units ("DSUs"), which are non-cash in nature and can vary significantly. We believe that removing these expenses is a better measurement of operational performance. Investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following table provides a reconciliation of Adjusted EBITDA with net loss:

		Year ended December 31				
		2016		2015		2014
Net loss	**$**	**(9,857)**	$	(11,442)	$	(4,523)
Finance income		**1,451**		3,128		697
Depreciation of property, plant and equipment and intangible assets		**751**		630		661
Compensation indexed to share price		**(290)**		(234)		82
Stock-based compensation expense		**390**		43		544
Adjusted EBITDA	**$**	**(7,555)**	$	(7,875)	$	(2,539)

Cash Operating Costs

We report cash operating costs because management feels they are a key measurement of the normal operating costs required to operate the ongoing business units of the Company. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions. Investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating expenses consisting of SG&A and R&D expenses:

		Year ended December 31				
		2016		2015		2014
Selling, general and administrative expenses	**$**	**10,825**	$	10,215	$	11,756
Research and product development expenses		**3,576**		4,070		3,284
Total operating costs	**$**	**14,401**	$	14,285	$	15,040
Less: Depreciation of property, plant and equipment and intangible assets		**(407)**		(374)		(475)
Less: Compensation indexed to share price		**290**		234		(82)
Less: Stock-based compensation expense		**(390)**		(43)		(544)
Cash operating costs	**$**	**13,894**	$	14,102	$	13,939

2016 Management's Discussion and Analysis Page 31

Hydrogenics Corporation 16 Risk Factors An investment in our common shares involves risk . Investors should carefully consider the risks described below and the other information contained in, and incorporated by reference in, this annual information form, including management’s discussion and analysis and our financial statements for the year ended December 31 , 2016 , which is available on SEDAR at www . sedar . com . The risks described below are not the only ones we face . Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business . Risk Factors Related to Our Financial Condition Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities . At December 31 , 2016 , we had approximately $ 11 . 3 million of cash and cash equivalents and restricted cash ( 2015 - $ 24 . 9 million) . Restricted cash of $ 0 . 9 million is held as partial security for standby letters of credit and letters of finance . There are uncertainties related to the timing and use of our cash resources and working capital requirements . These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products . To the extent possible, we attempt to limit the significance of these risks by : (i) continually monitoring our sales prospects ; (ii) continually aiming to reduce product cost ; and (iii) advancing our technology platforms and product designs . However, given that many of the above noted factors are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls . If we are unable to generate sufficient cash flows or obtain adequate additional financing which, given the current global economy and credit markets, is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations . In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities . In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities . The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration . While we continuously monitor the state of the broader economic climate and, particularly, the markets in which we operate, the uncertain and unpredictable condition of the current global economy and credit markets affects our outlook in three distinct ways . First, our products depend to some degree on general world economic conditions and activity . If the current condition of the economy declines or we experience a continued slow return to economic growth, demand for our products is not likely to increase significantly . Second, the current uncertain economic climate could adversely affect our ability to conduct normal day - to - day selling activities, which depend on the granting of short - term credit to a wide variety of purchasers and, particularly, the corresponding needs of those purchasers . Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit, which could become increasingly difficult . If the current condition of the economy does not continue to improve, our business will likely be adversely affected . In the case of an economic decline or a sustained period of slow economic growth, we expect to experience significant difficulties on a number of fronts . As a result, we may face new risks as yet unidentified . In addition, a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration . These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to negative foreign currency exchange rates, and an inability to access capital markets . 2016 Management’s Discussion and Analysis Page 32

Hydrogenics Corporation Our operating results may be subject to currency fluctuation . Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in net income (loss) . To the extent the Canadian dollar or the Euro strengthens against the US dollar, we may incur foreign exchange losses on our net consolidated monetary asset balance, which is denominated in those currencies, including intercompany loans . Such losses would be included in our financial results, and consequently, may have an adverse effect on our share price . As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and Euros . However, a significant part of our revenues are currently generated in US dollars and Euros, and we expect this will continue for the foreseeable future . In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into Euros . The exchange rates between the Canadian dollar, the US dollar and the Euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future . Such fluctuations affect both our consolidated revenues as well as our consolidated costs . If the value of the US dollar weakens against the Canadian dollar or the Euro, the profit margin on our products may be reduced . Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market . While we continuously monitor foreign exchange fluctuations and review forecasted changes regularly, we currently have limited currency hedging through financial instruments . We carry a portion of our short - term investments in Canadian dollars and Euros . Our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects . For the year ended December 31 , 2016 , we derived $ 17 . 5 million or 60 % of revenues from our sales of hydrogen generation products and services and $ 11 . 5 million, or 40% , of our revenues from sales of power products and services . For the year ended December 31 , 2015 , we derived $ 23 . 6 million or 66 % of revenues from our sales of hydrogen generation products and services and $ 12 . 3 million, or 34% , of our revenues from sales of power products and services . Our current business strategy is to develop, manufacture and sell hydrogen energy storage systems, hydrogen generation products and fuel cell power products in larger quantities . Because we have made limited sales of hydrogen energy storage systems and fuel cell power products to date, our historical operating data may be of limited value in evaluating our future prospects . We may not be able to implement our business strategy and the price of our common shares may decline . We have not generated positive net income since our inception . Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product . In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and product research and development . As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability . We incurred net loss for the year ended December 31 , 2016 of $ 9 . 9 million, and a net loss for the year ended December 31 , 2015 of $ 11 . 7 million, and a net loss for the year ended December 31 , 2014 of $ 4 . 5 million . Our accumulated deficit as at December 31 , 2016 was $ 371 . 2 million, at December 31 , 2015 was $ 361 . 6 million, and at December 31 , 2014 was $ 349 . 6 million . As noted above, our strategy to limit the significance of these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in product research and development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed . However, we expect to incur significant operating expenses over the next several years . Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline . Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline . Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future . These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer . 2016 Management’s Discussion and Analysis Page 33

Hydrogenics Corporation Some of our products are highly engineered and many are still in development stages ; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods . In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways . As a result, we must educate customers on the use and benefits of our products and services . This can require us to commit significant time and resources without necessarily generating any revenues . Many potential customers may wish to enter into trial arrangements with us in order to use our products and services on a trial basis . The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis . Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals . This may delay a decision to purchase our products . The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition . The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter . We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products . As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline . We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations . While our business plan and sales and marketing strategy contemplates a diverse base of future customers, to date a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future . Our four largest customers accounted for 36 % of revenues for the year ended December 31 , 2016 ( 29 % of revenues for the year ended December 31 , 2015 , 39 % of revenues for the year ended December 31 , 2014 ) . The identities of some of our largest customers have changed from year to year . Our arrangements with these customers are generally non - exclusive, have no volume commitments and are often on a purchase order basis . We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues . Accordingly, our revenue and results of operations may vary from period to period . We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers . If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected . Our insurance may not be sufficient . We carry insurance that we consider adequate considering the nature of the risks and costs of coverage . We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world . We are not fully insured against all possible risks, nor are all such risks insurable . Thus, although we maintain insurance coverage, such coverage may not be adequate . Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge . Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 8 . 2 % of our total assets at December 31 , 2016 ( 6 . 9 % of our total assets at December 31 , 2015 , 9 . 6 % of our total assets at December 31 , 2014 ) . Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill . If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge . This would reduce our reported assets and earnings in the year the impairment charge is recognized . 2016 Management’s Discussion and Analysis Page 34

Hydrogenics Corporation Risk Factors Related to Our Business and Industry Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate . This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products . Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate . Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products . If this were to occur, we may never achieve profitability and our business could fail . Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end - users will want to use them may be affected by many factors, some of which are beyond our control, including : the emergence of more competitive technologies and products ; other environmentally clean technologies and products that could render our products obsolete ; the future cost of hydrogen and other fuels used by our fuel cell products ; the future cost of the membrane electrode assembly used in our fuel cell products ; the future cost of platinum group metals, a key catalyst used in our fuel cell and hydrogen generation products ; the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products ; government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refueling technology ; the manufacturing and supply costs for fuel cell components and systems ; the perceptions of consumers regarding the safety of our products ; the willingness of consumers to try new technologies ; the continued development and improvement of existing power technologies ; and the future cost of fuels used in existing technologies . Hydrogen may not be readily available on a cost - effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected . If our fuel cell product customers are not able to obtain hydrogen on a cost - effective basis, we may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected . Our fuel cell products require oxygen and hydrogen to operate . While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels, such as natural gas, propane, methanol and other petroleum products . We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen . In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels . Significant growth in the use of hydrogen powered devices, particularly in the motive power market, may require the development of an infrastructure to deliver the hydrogen . There is no guarantee that such an infrastructure will be developed on a timely basis or at all . Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided by other means, we may be unable to compete successfully . Changes in government policies and regulations could hurt the market for our products . The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry specific government regulations in Canada, the European Union, the United States, as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products . However, given that the production of electrical energy has typically been an area of significant government regulation, we expect we will encounter industry specific government regulations in the future in the jurisdictions and markets in which we operate . For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and motive power fuel cell systems under federal, state and provincial emissions regulations affecting automobile and truck manufacturers . To the extent there are delays in gaining such regulatory approval, our development and growth may be constrained . Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business . Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies . The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations . There is no guarantee these laws and 2016 Management’s Discussion and Analysis Page 35

Hydrogenics Corporation regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles . In addition, if current laws and regulations are not kept in force, or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited . The market for stationary and portable energy related products is influenced by federal, state and provincial government regulations and policies concerning the electric utility industry . Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products . We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems . Although the development of alternative energy sources and, in particular, fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business . If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources, such as our fuel cell products may be significantly reduced or delayed and our sales would decline . Lack of new government policies and regulations for the energy storage technologies could hurt the development of the Power - to - Gas market for our hydrogen energy storage products . One of the critical factors for Power - to - Gas project developers in securing project financing, or to justify the capital investment internally, is the ability to monetize a sufficient portion of the “diffused benefits” of the project . This may be accomplished through a contract mechanism or a combination of new market reforms such as provision of new ancillary services such as load following or ramping service, tariffs for renewable gas, and favourable electricity purchase provisions (eg . special exemption for transmission and network uplifts and other charges on wholesale power purchases) . While Power - to - Gas demonstration projects are being built today, if new government regulations for large scale energy storage projects are not implemented, or are not sufficient to justify the investment by project developers, it would critically impede our ability to sell electrolyzers for commercial - scale Power - to - Gas into those markets . The development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all . Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel . Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace . The development of hydrogen standards is being undertaken by numerous organizations . Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will occur in a timely fashion, if at all . We could be liable for environmental damages resulting from our research, development or manufacturing operations . Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage . Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims and, in some instances, we may not be reimbursed at all . Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety . These laws and regulations have changed frequently in the past and it is reasonable to expect additional more stringent changes in the future . Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures . If we fail to comply with applicable environmental laws and regulations, government authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us . Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims . 2016 Management’s Discussion and Analysis Page 36

Hydrogenics Corporation We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems . If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products . In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on on - site water electrolysis and/or reforming technologies . We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or cylinders or by pipeline . In many cases, these suppliers have established delivery infrastructure and customer relationships . In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs . We expect several of these competitors will be able to deliver competing products to certain markets before we do . While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end - users, systems integrators, governments and market channel partners, many of our competitors are developing products specifically for use in particular markets . These competitors may be more successful in penetrating their specific markets than we are . In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies we are developing . Competition in the markets for fuel cell power modules and hydrogen generation equipment is significant and will likely persist and intensify over time . We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services . Many of our existing and potential competitors have greater brand name recognition and their products may enjoy greater initial market acceptance among our potential customers . In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology . While it is our strategy to continuously improve our products, if we are unable to do so, and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable . We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies . Each of our target markets is currently served by manufacturers with existing customers and suppliers . These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil, gas and nuclear powered generators . Additionally, there are competitors working on developing technologies that use other types of fuel cells, energy storage technologies, hydrogen generation technologies and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers . Given that PEM fuel cells and electrolyzers have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells . If we are unable to continuously improve our products and if we cannot generate effective responses to incumbent and/or alternative energy competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable . Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs . Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs, governments, systems integrators, suppliers and other market channel partners that have mature sales and distribution networks for their products . Our success may be heavily dependent on our ability to establish and maintain relationships with these partners who will integrate our fuel cell 2016 Management’s Discussion and Analysis Page 37

Hydrogenics Corporation products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products . Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success . We can offer no guarantee that OEMs, governments, systems integrators, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components . The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results . Our ability to sell our products to the OEM markets depends to a significant extent on our partners’ worldwide sales and distribution networks and service capabilities . In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships we enter into will not require us to share some of our intellectual property . Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects . In addition, in some cases, our relationships are governed by a non - binding memorandum of understanding or a letter of intent . We cannot provide the assurance that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship . We also have relationships with third party distributors who also indirectly compete with us . For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators . Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen . For this reason, industrial gas suppliers may be reluctant to purchase our hydrogen generators . In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships . We are dependent on third party suppliers for key materials and components for our products . If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost - effective basis, we may be unable to manufacture our products cost - effectively or at all, and our revenues and gross margins would suffer . We rely on third party suppliers to provide key materials and components for our fuel cell power products and hydrogen generation products . While we undertake due diligence before engaging with a supplier, a supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost - effectively or at all, and our revenues and gross margins might suffer . To the extent we are unable to develop and patent our own technology and manufacturing processes and, to the extent that the processes our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers and that could adversely affect our ability to produce commercially viable products . We may not be able to manage successfully the anticipated expansion of our operations . The uneven pace of our anticipated expansion in facilities, staff and operations may place serious demands on our managerial, technical, financial and other resources . We may be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees . While we continually monitor our sales outlook and adjust our business plans as necessary, our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel . Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability . If we do not properly manage foreign sales and operations, our business could suffer . We expect that a substantial portion of our future revenues will continue to be derived from foreign sales . Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and/or services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, 2016 Management’s Discussion and Analysis Page 38

Hydrogenics Corporation longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and/or import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions . While we aim to employ experienced knowledgeable management in our foreign operations, if we do not properly manage foreign operations, our business could suffer . We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business . Our future success will depend in large part on our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel . We compete in emerging markets and there are a limited number of people with the appropriate combination of skills needed to provide the services our customers require . In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting . If we do not attract such personnel, we may not be able to expand our business . In addition, new employees generally require substantial training, which requires significant resources and management attention . Our success also depends on retaining our key management, research, product development, engineering, marketing and manufacturing personnel . Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts . We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests . We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized . Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including : diversion of management’s attention from other business concerns ; failure to effectively assimilate the acquired technology, employees or other assets into our business ; the loss of key employees from either our current business or the acquired business ; and the assumption of significant liabilities of the acquired company . If we complete additional acquisitions, we may dilute the ownership of current shareholders . In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part on our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner . We cannot ensure we will be able to do so or that the acquired businesses will perform at anticipated levels . If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher . We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives . We have manufactured most of our products in our Power Systems segment for prototypes and initial sales, and we have limited experience manufacturing products on a larger scale . We have experience manufacturing products on a larger scale in our Generation segment . In order to produce certain of our products at affordable prices, we will have to manufacture a large volume of such products . While several members of our senior management team have significant experience in developing high volume manufacturing strategies for new products and while we have developed plans for efficient, low - cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products, we do not know whether these plans will be implemented such that they will satisfy the requirements of our customers and the market for the Power Systems segment . Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives . 2016 Management’s Discussion and Analysis Page 39

Hydrogenics Corporation Risk Factors Related to Our Products and Technology We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives . We have made commercial sales of fuel cell power modules, integrated fuel cell systems, hydrogen refueling stations and hydrogen energy storage systems for a relatively short period of time . Because both our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications . If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives . We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets . Our future success also depends on our ability to effectively market fuel cell products and hydrogen generation products once developed . We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability . While we have significantly reduced the cost of our technology and products in the past few years and we are continuously seeking and implementing additional product and manufacturing cost reductions, fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries . The prices of fuel cell and hydrogen generation products are dependent largely on material and manufacturing costs . We cannot guarantee we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity . If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products . Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability . Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs . We regularly field test our products and we plan to conduct additional field tests in the future . While we dynamically manage the execution and results of these tests, any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products . Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly . Many of these potential problems and delays are beyond our control . In addition, field test programs, by their nature, may involve delays relating to product roll - out and modifications to product design, as well as third party involvement . Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could damage our reputation and the reputation of our products and limit our sales . Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs . The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs . Our products are complex and must meet the stringent technical requirements of our customers . The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs . 2016 Management’s Discussion and Analysis Page 40

Hydrogenics Corporation Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer . While we actively and continuously monitor the developing markets and regulations in markets for our products, our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards . Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products . If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer . We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success . While we proactively and regularly review our intellectual property protection strategy, failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology . We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property . Some of our intellectual property is currently not covered by any patent or patent application . Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent . Accordingly, we cannot be assured that : any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others ; or any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all . In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for, or unenforceable in foreign countries . Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances we provide for shared intellectual property rights . We have also entered into agreements with other customers and partners that involve shared intellectual property rights . Any developments made under these agreements will be available for future commercial use by all parties to the agreement . We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees . We cannot be sure that the parties who enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships . If necessary or desirable, we may seek licences under the patents or other intellectual property rights of others . However, we cannot be sure we will obtain such licences or that the terms of any offered licences will be acceptable to us . Our failure to obtain a licence from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property . Our involvement in intellectual property litigation could negatively affect our business . Our future success and competitive position depend in part on our ability to obtain or maintain the proprietary intellectual property used in our principal products . In order to establish and maintain such a competitive position, we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe we are infringing their rights . Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favour . If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to : pay substantial damages ; cease the development, manufacture, use, sale or importation of products that infringe on such intellectual property rights ; discontinue processes incorporating the infringing technology ; expend significant resources to develop or acquire non - infringing intellectual property ; or obtain licences to the relevant intellectual property . We cannot offer any assurance we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation that licences to the intellectual property we are found to be infringing on would be available on commercially reasonable terms, if at all . The cost of intellectual property litigation as well 2016 Management’s Discussion and Analysis Page 41

Hydrogenics Corporation as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results . Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities . While it is a key focus of management to develop and manufacture safe and reliable products, our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products . Our products use hydrogen, which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol, in a process known as reforming . While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source . In addition, certain of our OEM partners and customers may experience significant product liability claims . As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death . We may be named in product liability claims even if there is no evidence our systems or components caused the accidents . Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages . Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products . In addition, although our management believes our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage . Risk Factors Related to Ownership of Our Common Shares If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences . We would be classified as a passive foreign investment company (“PFIC”), for US federal income tax purposes, in any taxable year in which, after applying relevant look - through rules with respect to the income and assets of our subsidiaries, either at least 75 % of our gross income is ‘‘passive income,’’ or on average at least 50 % of the gross value of our assets is attributable to assets that produce passive income or are held for the production of passive income . Based on our structure, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31 , 2016 or the prior taxable year . However, there can be no assurance the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in that year . If we are classified as a PFIC at any time that a US shareholder holds our common shares, such shareholder may be subject to an increased US federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of our common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the United States Internal Revenue Code of 1986 , as amended) . US shareholders should consult their own tax advisors concerning the US federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to their particular situation . If we fail to maintain the requirements for continued listing on Nasdaq, our common shares could be delisted from trading on Nasdaq, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital . Failure to meet the applicable continued listing requirements of Nasdaq could result in our common shares being delisted from Nasdaq . In the past we have been unable to meet the Nasdaq requirements for continued listing on the Nasdaq Global Market for certain periods of time, and though we have regained compliance of such requirements, we may not be able to meet the requirements in the future . If we fail to satisfy Nasdaq’s continued listing requirements, our common shares could be delisted from Nasdaq, in which case we may transfer to the Nasdaq Capital Market, which generally has lower financial requirements for initial listing or, if we fail to meet its listing requirements, the over - the - counter bulletin board . However, there can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States . If we are delisted from Nasdaq, it could 2016 Management’s Discussion and Analysis Page 42

Hydrogenics Corporation materially reduce the liquidity of our common shares, lower the price of our common shares, and impair our ability to raise financing . Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment . If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced . The perception among investors that these sales may occur could have a similar effect . Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues . These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities . Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares . Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares . Our articles of incorporation permit us to issue an unlimited number of common and preferred shares . If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares . Such future issuances could be at prices less than our shareholders paid for their common shares . If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly, in the event that we issue preferred shares with special voting or dividend rights . While NASDAQ and Toronto Stock Exchange rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on NASDAQ and the Toronto Stock Exchange . Significant issuances of our common or preferred shares, or the perception that such issuances could occur, could cause the trading price of our common shares to drop . US investors may not be able to enforce US civil liability judgments against us or our directors and officers . We are organized under the laws of Canada . A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States . As a result, it may be difficult for US holders of our common shares to effect service of process on these persons within the United States or to realize in the United States on judgments rendered against them . In addition, a shareholder should not assume that the courts of Canada : (i) would enforce the judgments of US courts obtained in actions against us or such persons predicated on the civil liability provisions of US federal securities laws or other laws of the United States ; or (ii) would enforce, in original actions, claims against us or such persons predicated on the US federal securities laws . Our share price is volatile and we may continue to experience significant share price and volume fluctuations . Since our common shares were initially offered to the public in November 2000 , the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations . Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including : performance of other companies in the fuel cell or alternative energy business ; news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors ; or changes in general economic conditions . Our issuance of warrants, options, RSUs and PSUs to investors and employees may have a negative effect on the trading prices of our common stock as well as a dilutive effect . We have issued and may continue to issue warrants, options, RSUs and PSUs at the current market price . As of December 31 , 2016 , we had outstanding options exercisable for 628 , 636 shares of common stock at a weighted average exercise price of $ 7 . 97 . As of December 31 , 2016 , we had outstanding warrants exercisable for 450 , 575 shares of common stock at a weighted average exercise price of $ 9 . 07 . As of December 31 , 2016 , we had outstanding RSUs exercisable, when vested, for 52 , 483 shares of common stock at no cost . As of December 31 , 2016 , we had outstanding PSUs exercisable, when vested, for 195 , 569 shares of common stock at no cost . 2016 Management’s Discussion and Analysis Page 43

Hydrogenics Corporation 17 Forward - looking Statements This MD&A constitutes “forward - looking information,” within the meaning of applicable Canadian securities laws and “forward - looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward - looking statements”) . Forward - looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved . These forward - looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events . These forward - looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances . These forward - looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward - looking statements . These risks, uncertainties and factors include, but are not limited to : our inability to execute our business plan, or to grow our business ; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition ; our limited operating history ; inability to implement our business strategy ; fluctuations in our quarterly results ; failure to maintain our customer base that generates the majority of our revenues ; currency fluctuations ; failure to maintain sufficient insurance coverage ; changes in value of our goodwill ; failure of a significant market to develop for our products ; failure of hydrogen being readily available on a cost - effective basis ; changes in government policies and regulations ; lack of new government policies and regulations for the energy storage technologies ; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop ; liability for environmental damages resulting from our research, development or manufacturing operations ; failure to compete with other developers and manufacturers of products in our industry ; failure to compete with developers and manufacturers of traditional and alternative technologies ; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties ; inability to obtain sufficient materials and components for our products from suppliers ; failure to manage expansion of our operations ; failure to manage foreign sales and operations ; failure to recruit, train and retain key management personnel ; inability to integrate acquisitions ; failure to develop adequate manufacturing processes and capabilities ; failure to complete the development of commercially viable products ; failure to produce cost - competitive products ; failure or delay in field testing of our products ; failure to produce products free of defects or errors ; inability to adapt to technological advances or new codes and standards ; failure to protect our intellectual property ; our involvement in intellectual property litigation ; exposure to product liability claims ; failure to meet rules regarding passive foreign investment companies ; actions of our significant and principal shareholders ; failure to maintain the requirements for continued listing on NASDAQ ; dilution as a result of significant issuances of our common shares and preferred shares ; inability of US investors to enforce US civil liability judgments against us ; volatility of our common share price ; and dilution as a result of the exercise of options . These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward - looking statements . Forward - looking statements do not take into account the effect that transactions or non - recurring or other special items announced or occurring after the statements are made have on the Company’s business . For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write - downs or other charges announced or occurring after forward - looking statements are made . The financial impact of such transactions and non - recurring and other special items can be complex and necessarily depends on the facts particular to each of them . We believe the expectations represented by our forward - looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct . The purpose of the forward - looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2017 financial performance and may not be appropriate for other purposes . 2016 Management’s Discussion and Analysis Page 44

Hydrogenics Corporation Furthermore, unless otherwise stated, the forward - looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward - looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation . The forward - looking statements contained in this report are expressly qualified by this cautionary statement . 2016 Management’s Discussion and Analysis Page 45

Hydrogenics Corporation Management’s Report on Internal Control Over Financial Reporting Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting . Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards . It includes those policies and procedures that : • provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements ; • pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Company’s assets ; and • provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors . Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements . Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate . Management assessed the effectiveness of the Company’s internal control over financial reporting at December 31 , 2016 , based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013 . Based on this assessment and those criteria, management concluded that as at December 31 , 2016 , the Corporation’s internal control over financial reporting was effective . The effectiveness of the Company's internal control over financial reporting as of December 31 , 2016 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company’s audited financial statements . Daryl C. F. Wilson President and Chief Executive Officer Robert Motz Chief Financial Officer March 7, 2017 Mississauga, Ontario 2016 Consolidated Financial Statements Page 46

Hydrogenics Corporation March 7 , 2017 Independent Auditor’s Report To the Shareholders of Hydrogenics Corporation We have completed integrated audits of Hydrogenics Corporation and its subsidiaries’ 2016 , 2015 and 2014 consolidated financial statements and their internal control over financial reporting as at December 31 , 2016 . Our opinions, based on our audits are presented below . Report on the consolidated financial statements We have audited the accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31 , 2016 and December 31 , 2015 and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the years ended December 31 , 2016 , December 31 , 2015 and December 31 , 2014 , and the related notes, which comprise a summary of significant accounting policies and other explanatory information . Management’s responsibility for the consolidated financial statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error . Auditor’s responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits . We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement . Canadian generally accepted auditing standards also require that we comply with ethical requirements . An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements . The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error . In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances . An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements . We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements . 2016 Consolidated Financial Statements Page 47

Hydrogenics Corporation Opinion In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hydrogenics Corporation and its subsidiaries as at December 31 , 2016 and December 31 , 2015 and their financial performance and their cash flows for the years ended December 31 , 2016 , December 31 , 2015 and December 31 , 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board . Report on internal control over financial reporting We have also audited Hydrogenics Corporation and its subsidiaries’ internal control over financial reporting as at December 31 , 2016 based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) . Management’s responsibility for internal control over financial reporting Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting Auditor’s responsibility Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit . We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects . An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances . We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting. Definition of internal control over financial reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles . A company’s internal control over financial reporting includes those policies and procedures that : (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company ; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company ; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements . 2016 Consolidated Financial Statements Page 48

Hydrogenics Corporation Inherent limitations Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements . Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate . Opinion In our opinion, Hydrogenics Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31 , 2016 , based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO . Chartered Professional Accountants, Licensed Public Accountants Toronto, Ontario 2016 Consolidated Financial Statements Page 49

Hydrogenics Corporation Douglas S. Alexander Chair David C. Ferguson Director Hydrogenics Corporation Consolidated Balance Sheets (in thousands of US dollars) December 31, 20 16 December 31, 20 15 Assets Current assets Cash and cash equivalents (note 6) $ 10,3 38 $ 23,398 Restricted cash (note 6) 405 971 Trade and other receivables (note 7) 9,802 10,4 19 Inventories (note 8) 17,2 08 14,2 70 Prepaid expenses 918 428 38,6 71 49,4 86 Non - current assets Restricted cash (note 6) 535 532 Investment in joint venture (note 9) 1,750 1,951 Property, plant and equipment (note 10) 4,095 3,049 Intangible assets (note 11) 203 215 Goodwill (note 12) 4,019 4,135 10,6 02 9,882 Total assets $ 49,2 73 $ 59,368 Liabilities Current liabilities Operating borrowings (note 16) $ 2,111 $ 1,086 Trade and other payables (note 13) 7,235 7,776 Financial liabilities (note 14) 3,939 9,034 Warranty provisions (note 15) 1,221 2,255 Deferred revenue 10,7 88 10,1 46 25,2 94 30,2 97 Non - current liabilities Other non - current liabilities (note 17) 9,262 3,121 Non - current warranty provisions (note 15) 841 938 Non - current deferred revenue 3,494 4,764 13,5 97 8,823 Total liabilities 38,8 91 39,1 20 Equity Share capital (note 18) 365, 9 23 365, 8 24 Contributed surplus 19,2 55 18,9 64 Accumulated other comprehensive loss (3,623) (3,224) Deficit (371, 1 73) (361, 3 16) Total equity 10,3 82 20,2 48 Total equity and liabilities $ 49,2 73 $ 59,368 Guarantees and Contingencies (notes 16 and 28) The accompanying notes form an integral part of these consolidated financial statements. 2016 Consolidated Financial Statements Page 50

Hydrogenics Corporation Hydrogenics Corporation Consolidated Statements of Operations and Comprehensive Loss For the years ended December 31, (in thousands of US dollars, except share and per share amounts) The accompanying notes form an integral part of these consolidated financial statements. 2016 Consolidated Financial Statements Page 51 (1) For the year ended December 31, 2016, a loss of $98 relates to foreign exchange on borrowings. For the year ended December 31, 2015, a gain of $586 relates to foreign exchange on borrowings. For the year ended December 31, 2014, a gain of $293 relates to foreign exchange on borrowings. 20 16 20 15 20 14 Revenues $ 28,9 90 $ 35,864 $ 45,5 48 Cost of sales 22,9 95 29,8 93 34,3 34 Gross profit 5,995 5,971 11,2 14 Operating expenses Selling, general and administrative expenses (note 20) 10,8 25 10,2 15 11,7 56 Research and product development expenses (note 21) 3,576 4,070 3,284 14,4 01 14,2 85 15,0 40 Loss from operations (8,406) (8,314) (3,826) Finance income (loss) Interest expense, net (1,762) (1,322) (540) Foreign currency gains (losses), net (1) (268) (428) 117 Loss from joint venture (note 9) (156) (40) (94) Other finance gains (losses), net (note 25) 735 (1,338) (180) Finance income (loss), net (1,451) (3,128) (697) Loss before income taxes (9,857) (11,4 4 2) (4,523) Income tax expense (note 26) - - - Net loss for the period (9,857) (11,4 4 2) (4,523) Items that will not be reclassified subsequently to net loss: Re - measurement of actuarial liability (101) (104) 64 Items that may be reclassified subsequently to net loss Exchange differences on translating foreign operations (298) (1,284) (1,651) Comprehensive loss for the period $ (10,2 5 6) $ (12,830) $ (6,110) Net loss per share Basic and diluted (note 27) $ (0.79) $ (1.12) $ (0.47) Weighted average number of common shares outstanding (note 27) 12,5 4 2,9 50 10,1 9 9,0 15 9,718, 3 4 9

Hydrogenics Corporation Hydrogenics Corporation Consolidated Statements of Changes in Equity (in thousands of US dollars, except share and per share amounts) Co n trib u ted surplus Deficit Accumulated other co m preh e ns i v e loss (1) Total equi t y Balance at December 31, 2013 Common shares Number Amount 9,017,617 $ 333,312 $ 18,449 $ (345,351) $ (249) $ 6,161 Net loss Other comprehensive loss - - - - - - (4,523) 272 - (1,859) (4,523) (1,587) Total comprehensive loss - - - (4,251) (1,859) (6,110) Issuance of common shares and warrants exercised (note 18) 1,057,144 14,7 62 - - - 14,762 Issuance of common shares on exercise of stock options (note 19) 15,564 185 (66) - - 119 Stock - based compensation expense (note 19) - - 544 - - 544 Balance at December 31, 2014 10,0 9 0,3 25 $ 348,259 $ 18,927 $ (349,602) $ (2,108) $15,476 Net loss - - - ( 11,4 4 2) - (11,442) Other comprehensive loss - - - - (1,388) (1,388) Total comprehensive loss - - - ( 11,4 4 2) (1,388) (12,830) Transfer (272) 272 - 2,448, 3 8 5 17,5 49 - - - 17,5 49 (3) - - - - - 2,050 16 (6) - - 1 0 Issuance of common shares (note 18) Adjustment for partial shares on share consolidation Issuance of common shares on exercise of stock options (note 19) Stock - based compensation expense (note 19) - - 4 3 - - 4 3 4,203 99 (99) - - - Balance at December 31, 2015 12,5 4 0,7 57 $ 365,824 $ 18,964 $ (361,316) $ (3,224) $20,248 Net loss - - - (9,857) - (9,857) Other comprehensive loss - - - - (399) (399) Total comprehensive loss - - - (9,857) (399) (10,256) Issuance of common shares on vesting of performance share units (note 19) Stock - based compensation expense (note 19) - - 390 - - 390 Balance at December 31, 2016 12,544,960 $ 365,923 $ 19,255 $ (371,173) $ (3,623) $10, 3 8 2 (1) Accumulated other comprehensive loss represents currency translation adjustments of $3,482 as of December 31, 2016 (2015 - $3,184, 2014 - $1,900), and loss on re - measurement of actuarial liability of ($141) as of December 31, 2016 (2015 - $40, 2014 - $208). The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value. The accompanying notes form an integral part of these consolidated financial statements. 2016 Consolidated Financial Statements Page 52

Hydrogenics Corporation Hydrogenics Corporation Consolidated Statements of Cash Flows For the years ended December 31, (in thousands of US dollars) 20 16 20 15 20 14 Cash and cash equivalents provided by (used in): Operating activities Net loss for the period $ (9,857) $ (11,442) $ (4,523) Decrease (increase) in restricted cash 542 2,172 (1,825) Items not affecting cash Loss on disposal of assets 5 9 1 Amortization and depreciation 751 630 661 Unrealized other gains and losses on hedging (note 25) - 43 - Other finance losses (gains), net (note 25) (760) 752 180 Unrealized foreign exchange losses (gains) 146 (369) 259 Unrealized loss on joint venture (note 9) 156 40 94 Portion of borrowings recorded as a reduction of research and development expenses Accreted non - cash and unpaid interest and amortization of deferred - - (355) financing fees (note 17 (i), (ii) and (iv)) 1,086 920 480 Payment of post - retirement benefit liability (note 17(iii)) - - (85) Stock - based compensation (note 18) 390 43 544 Stock - based compensation - DSU’s and cash - settled RSUs (note 19) (290) (234) 82 Net change in non - cash operating assets and liabilities (note 30) (5,382) 1,598 (10,4 5 7) Cash used in operating activities (13,2 1 3) (5,838) (14,9 4 4) Investing activities Investment in joint venture (note 9) - - (2,307) Proceeds from disposals of property, plant and equipment (note 10) - - 10 Purchase of property, plant and equipment (note 10) (2,955) (2,028) (871) Receipt of IDF government funding (note 28) 1,201 118 - Purchase of intangible assets (note 11) (48) (105) (110) Cash used in investing activities (1,802) (2,015) (3,278) Financing activities Repayment of long - term debt - institutional (7,500) - - Repayment of repayable government contributions and long - term debt - Province of Ontario (note 17(ii) and (iv)) (374) (213) (498) Proceeds of borrowings, net of transaction costs (note 16, and 17(i)) 8,715 6,866 854 Proceeds of operating borrowings (note 16) 1,072 1,113 - Common shares issued and stock options exercised, net of issuance costs (note 18) - 17,559 13,6 66 Cash provided by financing activities 1,913 25,325 14,0 22 Increase (decrease) in cash and cash equivalents during the period (13,1 0 2) 17,472 (4,200) Cash and cash equivalents - Beginning of period 23,3 98 6,572 11,8 23 Effect of exchange rate fluctuations on cash and cash equivalents held 42 (646) (1,051) Cash and cash equivalents - End of period $ 10,338 $ 23,398 $ 6,572 Supplemental disclosure Income taxes paid $ - $ - $ - Interest paid $ 720 $ 432 $ 10 The accompanying notes form an integral part of these consolidated financial statements. 2016 Consolidated Financial Statements Page 53

Hydrogenics Corporation Note 1 - Description of Business Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology . The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and branch offices in Russia and Indonesia . Its products are sold throughout the world . Hydrogenics is incorporated and domiciled in Canada . The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada . The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ . Note 2 - Basis of Preparation These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of consolidated financial statements . The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes to the consolidated financial statements . These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances . The most significant estimates relate to revenue recognition and warranty provisions (see note 4 ) . On March 7 , 2017 , the Board of Directors authorized the consolidated financial statements for issue . Note 3 - Summary of Significant Accounting Policies The consolidated financial statements of the Company include the accounts of Hydrogenics and all of its wholly - owned subsidiaries . All intercompany transactions, balances and unrealized gains or losses on transactions between group companies have been eliminated . Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company . Subsidiaries include all entities controlled by the Company . Control exists when the Company is exposed or has rights, to variable returns from the Company’s involvement, and has the ability to affect those returns through the Company’s power over the subsidiary . The existence and potential voting rights presently exercisable or convertible are considered when assessing whether the Company controls another entity . Subsidiaries are fully consolidated from the date on which control was obtained by the Company and are deconsolidated from the date on which control ceased . The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value . Investments in joint ventures Investments in joint ventures, over which the Company has joint control, are accounted for using the equity method . Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the investee’s net profit or loss, including net profit or loss recognized in other comprehensive income (“OCI”), subsequent to the date of acquisition . Foreign currency translation Items included in the financial statements of each consolidated entity in the Company’s consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) . The consolidated financial statements are presented in US dollars, which is the functional currency of Hydrogenics Corporation (“the parent company”) . 2016 Consolidated Financial Statements Page 54

Hydrogenics Corporation Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions . Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period - end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss . The functional currency of the Company’s subsidiary located in Belgium is the euro, which is the currency of the primary economic environment in which the subsidiary operates . Effective January 1 , 2016 the functional currency of the Company’s subsidiary located in Germany is the euro (previously was the US dollar), which is the currency of the primary economic environment in which the subsidiary operates . The financial statements of these subsidiaries are translated into US dollars as follows : assets and liabilities, at the closing exchange rate at the dates of the consolidated balance sheets ; and the income and expenses and other comprehensive income (loss), at the average exchange rate during the year as this is considered a reasonable approximation to the actual rates . All resulting foreign exchange changes are recognized in other comprehensive loss as cumulative translation adjustments . Cash and cash equivalents and restricted cash Cash equivalents are short - term, highly liquid investments that are readily convertible into known amounts of cash . Cash and cash equivalents, including restricted cash held as partial security for standby letters of credit and letters of guarantee, include cash on hand deposits held with banks and other short - term highly liquid investments with original maturities of three months or less . Financial instruments Financial assets and financial liabilities are recognized on the trade date – the date on which the Company becomes a party to the contractual provisions of the instrument . Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership . Financial liabilities are derecognized when they are extinguished, which occurs when the obligation specified in the contract is discharged, cancelled, or expired . Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the financial liability simultaneously . At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows : 2016 Consolidated Financial Statements Page 55 (i) (ii) Financial assets and financial liabilities at fair value through profit or loss . A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term . Derivatives are also included in this category, unless designated as hedges . Financial instruments in this category are recognized initially and subsequently at fair value . Transaction costs are expensed in the consolidated statements of operations and comprehensive loss . Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise . Financial assets and financial liabilities at fair value through profit or loss are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non - current . The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions . The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations . These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value . Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges . Loans and receivables . Loans and receivables are non - derivative financial assets with fixed or determinable payments that are not quoted in an active market . The Company’s loans and receivables comprise trade and other receivables, cash and cash equivalents and restricted cash,

Hydrogenics Corporation and are classified as current, except for the portion expected to be realized or paid beyond 12 months (or within the normal operating cycle of the business if longer) of the consolidated balance sheet dates, which is classified as non - current . Loans and receivables are initially recognized at fair value . The measurement of the fair value of an asset is based on assumptions that market participants would use when pricing the asset under current market conditions . Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment . 2016 Consolidated Financial Statements Page 56 (iii) Financial liabilities at amortized cost . Financial liabilities at amortized cost include trade and other payables, repayable government contributions and long - term debt . All financial liabilities at amortized cost are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method . At the end of each reporting period, interest accretion related to repayable government contributions and long - term debt is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance gains or losses, net . Financial liabilities are classified as current liabilities if payment is due within 12 months (or within the normal operating cycle of the business if longer) . Otherwise, they are presented as non - current liabilities . (iv) Derivative financial instruments, including hedge accounting . The Company periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship . On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship . The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80 - 125% . For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income . Derivatives are recognized initially at fair value ; attributable transaction costs are recognized in profit or loss as incurred . Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below . (v) Cash flow hedges . When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity . The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of operations and comprehensive loss as the hedged item . Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss . If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively . The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss . If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss . In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss .

Hydrogenics Corporation Inventories Raw materials, work - in - progress and finished goods are valued at the lower of cost, determined on a first - in, first - out basis, and net realizable value . Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes . Net realizable value is the estimated selling price less estimated costs of completion and applicable selling expenses . If the carrying value exceeds the net realizable amount, a writedown is recognized . The writedown may be reversed in a subsequent period if the circumstances causing it no longer exist . Property, plant and equipment Property, plant and equipment are stated at cost less government grants, accumulated depreciation and accumulated impairment losses . Cost includes expenditures that are directly attributable to the acquisition of the asset . Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably . The cost and accumulated depreciation of replaced assets are derecognized when replaced . Repairs and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred . Depreciation is calculated on a diminishing balance method to depreciate the cost of the assets to their residual values over their estimated useful lives . The depreciation rates applicable to each category of property, plant and equipment are as follows : 2016 Consolidated Financial Statements Page 57 Furniture and equipment Computer hardware Automobiles Leasehold improvements 20% - 30% per annum 30% per annum 30% per annum Straight - line over the term of the lease Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate . Construction - in - progress assets are not depreciated until such time they are available for use . Depreciation ceases at the earlier of the date the asset is classified as held - for - sale and the date the asset is derecognized . Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying value of the asset and are included as part of other gains and losses in the consolidated statements of operations and comprehensive loss . Intangible assets The Company’s intangible assets consist of computer software with finite useful lives . These assets are capitalized and amortized over their useful lives using the diminishing balance method of 30 % per annum . Costs associated with maintaining computer software programs are recognized as an expense as incurred . The method of amortization and useful lives of the assets are reviewed at least annually and adjusted if appropriate . Goodwill Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non - controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date . Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses . Goodwill acquired in business combinations is allocated to groups of cash generating units (“CGU”) that are expected to benefit from the synergies of the combination . The goodwill recorded in the Company’s consolidated financial statements relates to the OnSite Generation CGU . Goodwill is not amortized .

Hydrogenics Corporation Impairment At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired . If such evidence exists, the Company recognizes an impairment loss on the financial asset, which is carried at amortized cost . The loss is determined as the difference between the amortized cost of the financial asset and the present value of the estimated future cash flows, discounted using the financial asset’s original effective interest rate . The carrying value of the asset is reduced by this amount indirectly through the use of an allowance account . Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized . Property, plant and equipment and definite life intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable . Intangible assets with an indefinite useful life or intangible assets not yet available - for - use are subject to an annual impairment test . For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash inflows being the CGU . The recoverable value is the higher of an asset’s fair value less costs of disposal and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU) . An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value . Goodwill is not amortized but is reviewed for impairment annually or at any time an indicator of impairment exists . Refer to Note 12 for a detailed discussion on how the goodwill testing is performed . Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that is expected to benefit from the related business combination . A goodwill CGU represents the lowest level within an entity at which goodwill is monitored for internal management purposes, which is not higher than an operating segment . The Company evaluates impairment losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration . Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision - maker . The chief operating decision - maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer . The Corporation has two segments which are OnSite Generation and Power Systems . OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products . Power Systems includes the design, development, manufacture and sale of fuel cell products . Provisions and product warranties Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated . Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to their present value where the effect is material . Additionally, the Company performs evaluations to identify onerous contracts and where applicable, records provisions for such contracts . Onerous contracts are those in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it . The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from the failure to fulfill it . The Company typically provides a warranty for parts and/or labour for up to two years or based on time or certain operating specifications, such as hours of operation . In establishing the warranty provision, the Company estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products . Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate . If it is no longer probable that a payment to settle the obligation will be incurred, the provision is reversed . 2016 Consolidated Financial Statements Page 58

Hydrogenics Corporation Warrants The Company has issued warrants which have been classified as liabilities, which are recorded at their fair value with changes in fair value reflected in the consolidated statements of operations . Leases Leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee . All other leases are classified as operating leases . The assets held under a finance lease are recognized as assets at the lower of the following two values : the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease . The corresponding obligation to the lessor is accounted for as long - term debt . These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty the Company will obtain ownership by the end of the lease term . Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statements of operations and comprehensive loss on a straight - line basis over the period of the lease . Research and product development The Company incurs costs associated with the design and development of new products . Expenditures during the research phase are expensed as incurred . Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria : (i) the technical feasibility of completing the intangible asset so that it will be available - for - use or sale ; (ii) its intention to complete the intangible asset and use or sell it ; (iii) its ability to use or sell the intangible asset ; (iv) how the intangible asset will generate probable future economic benefits ; (v) the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset ; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development ; otherwise, they are expensed as incurred . Capitalized costs are amortized over their estimated useful lives . Funding for research and product development includes government and non - government research and product development support . Government research and product development funding is recognized when there is reasonable assurance the Company has complied with the conditions attached to the funding arrangement and is recognized as the applicable costs are incurred . Non - governmental funding is recognized when the Company becomes party to the contractual provisions of the funding agreement and is recognized as the applicable costs are incurred . Research and product development funding is presented as a reduction in research and product development expenses unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the carrying amount of the applicable asset . Where the Company receives government contributions that include fixed terms of repayment, a financial liability is recognized and measured as an amortized cost financial liability, as discussed above . Revenue recognition Revenue is measured at the fair value of the consideration received or receivable for the gross inflow of economic benefits during the period, arising in the ordinary course of the Company’s activities, net of discounts and returns . Revenue is recognized when the Company has transferred the significant risks and rewards of ownership of the goods to the buyer, it is probable the economic benefits will flow to the Company, delivery has occurred, and the amount of revenue and costs incurred or to be incurred can be measured reliably . For sales of equipment, these criteria are generally met at the time the product is shipped and delivered to the customer and depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, either via formal acceptance by the customer or lapse of rejection period . If all other revenue recognition criteria have been met but delivery has not occurred, the Company recognizes revenue, provided that the following criteria have been met : (i) the buyer must have assumed title to the goods and accepted billing ; (ii) it must be probable delivery will take place ; (iii) the goods must be on hand identified and ready for delivery to the buyer at the time the sale is recognized ; (iv) the buyer specifically acknowledges the deferred delivery instructions ; and (v) the usual payment terms apply . 2016 Consolidated Financial Statements Page 59

Hydrogenics Corporation Site commissioning revenue is recognized when the installation has been completed . Revenue is measured based on the price specified in the sales contract, net of discounts and estimated returns . Historical experience is used to estimate and provide for discounts and returns . The Company also enters into transactions that represent multiple - element arrangements, which may include any combination of equipment and service . These multiple - element arrangements are assessed to determine whether they can be sold separately in order to determine whether they can be treated as more than one unit of accounting or element for the purpose of revenue recognition . When there are multiple elements or units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements on a fair value basis . The revenue recognition policy described above is then applied to each unit of accounting . Revenue from long - term contracts, such as customer specific product development contracts, is recognized when the outcome of a transaction involving the rendering of services can be estimated reliably, determined under the percentage - of - completion method based on the stage of completion . Under this method, the revenue recognized equals the latest estimate of the total selling price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the costs to complete the transaction . The outcome of a transaction can be estimated reliably when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, the stage of completion at the end of the reporting period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably . If circumstances arise that may change the estimates of revenue, the remaining costs or extent of progress toward completion, estimates of revenue are revised . These revisions may result in increases or decreases in estimated revenue or remaining costs to complete and are accounted for prospectively from the period in which the circumstances that give rise to the revision become known by management . If the outcome of a transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable . When the outcome of a transaction cannot be estimated reliably and it is not probable the costs incurred will be recovered, revenue is not recognized and the costs incurred are recognized as an expense . Once the uncertainty surrounding the outcome no longer exists, revenue is recognized by reference to the state of completion of the transaction at the end of the reporting period . Cash received in advance of revenue being recognized is classified as current deferred revenue, except for the portion expected to be settled beyond 12 months of the consolidated balance sheet dates, which is classified as non - current deferred revenue . Cost of sales Cost of sales for products includes the cost of finished goods inventory and the costs related to shipping and handling . Cost of sales for service includes direct labour and additional direct and indirect expenses . Share capital Common shares are classified as equity . Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity . Post - retirement benefit liabilities The Company has a post - retirement benefit obligation with respect to the Belgium subsidiary related to a defined contribution plan . Under Belgian law, a guaranteed return on the contributions is required and as a result this is accounted for as a defined benefit plan . The Company has recorded a long - term liability associated with this plan for the present value of the obligation at the consolidated balance sheet dates . Changes in the fair value of this liability represent actuarial gains and losses arising from experience adjustments and are charged/credited to equity in other comprehensive income . 2016 Consolidated Financial Statements Page 69

Hydrogenics Corporation Stock - based compensation The Company’s stock - based compensation plans are summarized below : (i) Stock options The Company grants stock options to certain employees . Stock options vest 25 % one year from the date of grant and annually thereafter over three years and expire after ten years . Each tranche in an award is considered a separate award with its own vesting period and grant date fair value . The fair value of each tranche is measured at the date of grant using the Black - Scholes option pricing model . Compensation expense is recognized (with a corresponding adjustment to contributed surplus) over the tranche’s vesting period, and is based on the estimated number of instruments expected to vest, which are then reestimated at the reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates . When options are exercised the Company issues new shares and the proceeds received net of any directly attributable transaction costs are credited to share capital at market value and the difference is adjusted to contributed surplus . (ii) Restricted share units (“RSU”) The Company grants RSUs to certain employees . The RSUs will be settled in the Company’s shares . The cost of the Company’s RSUs is charged to selling, general and administrative expenses using the graded vesting method . RSUs vest three years from grant date . The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant . The resulting compensation expense, included in selling, general and administrative expenses, is based on the fair value of the awards granted is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus . (iii) Deferred share units (“DSU”) The Company grants DSUs to directors as part of their compensation . The DSUs vest upon grant and are settled in cash . The vested DSUs are marked - to - market at the end of each reporting period based on the closing price of the Company’s shares with the change in fair value recorded in selling, general and administrative expenses . The Company has set up a liability in the consolidated balance sheets, included within trade and other payables, for the fair value of the vested DSUs . (iv) Performance share units (“PSU”) The Company grants PSUs to certain employees . The PSUs will be settled in the Company’s shares . The cost of the Company’s PSUs is charged to selling, general and administrative expenses using the graded vesting method . The fair value of the vested share units is the fair value of the Company’s share price on the date of grant . The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non - market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus . Non - market vesting conditions are considered in making assumptions about the number of awards that are expected to vest . At each reporting date, the Company reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the consolidated statements of operations and comprehensive loss with a corresponding adjustment to contributed surplus . Income taxes Income tax expense comprises current income tax expense and deferred income tax expense . Income tax expense is recognized in the consolidated statements of operations, except to the extent that it relates to items recognized directly in equity, in which case, income taxes are also recognized directly in comprehensive loss or equity . Current income taxes are the expected taxes payable on the taxable income for the year, using income tax rates enacted at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years . In general, deferred income taxes are the amount of income taxes expected to be paid or recoverable in future periods in respect of temporary differences, carry - forwards of unused tax losses and carry - forwards of unused tax credits . Deferred income taxes arise between the tax base and their carrying values in the consolidated financial statements as well as on unused tax losses and tax credits . Deferred income taxes 2016 Consolidated Financial Statements Page 61

Hydrogenics Corporation are determined on a non - discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated balance sheet dates and are expected to apply when the deferred income tax asset or liability is settled . Deferred income taxes are provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future . Deferred income tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized . The carrying value of deferred income tax assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be recovered . Deferred income tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes . Deferred income tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of certain assets and liabilities acquired other than in a business combination . Deferred income tax assets and liabilities are presented as non - current . Net loss per share Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year . Diluted net loss per share is calculated using the weighted average number of common shares outstanding for the year for basic net loss per share plus the weighted average number of potential dilutive shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying stock options or warrants were granted, if later, unless they were anti - dilutive . The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of stock options and warrants to acquire common shares . Note 4 - Significant Accounting Judgments and Estimation Uncertainties Critical accounting estimates and judgments The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements . These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances . Significant areas requiring the Company to make estimates include revenue recognition, warranty provision and going concern . These estimates and judgments are further discussed below : (i) Revenue recognition and contract accounting The Company uses the percentage - of - completion method of accounting for its long - term contracts, such as customer specific product development contracts . Use of the percentage - of - completion method requires the Company to estimate the services performed to date as a proportion of the total services to be performed . This estimate impacts both the amount of revenue recognized by the Company as well as the amount of deferred revenue . The determination of estimated costs for completing a fixed - price contract is based on estimates that can be affected by a variety of factors such as potential variances in scheduling and cost of materials along with the availability and cost of qualified labour and subcontractors, productivity, as well as possible claims from subcontractors . The determination of expected revenue represents the contractually agreed revenue, including change orders . A change order results from an official change to the scope of the work to be performed compared to the original contract that was signed . The Company estimates costs separately for each customer specific product development contract . The determination of estimates is based on the Company’s business practices, considering budgets as well as its historical experience . Furthermore, management regularly reviews underlying estimates of product 2016 Consolidated Financial Statements Page 62

Hydrogenics Corporation development contract profitability . The long - term nature of certain product development contract arrangements commonly results in significant estimates related to scheduling and estimated costs . (ii) Warranty provision As noted above, the Company typically provides a warranty for parts and/or labour for up to two years from the date of shipment or commissioning or based on certain operating specifications, such as hours of operation . In establishing the warranty provision, management considers historical field data, results of internal testing and in certain circumstances, application, in determining the value of this provision . Should these estimates prove to be incorrect, the Company may incur costs different from those provided for in the warranty provision . Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations . Adjustments to the warranty provision are recorded in cost of sales . (iii) Going concern The assessment of events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern involves significant judgment . In making this determination management considers all relevant information . See note 32 for Liquidity risk disclosures . Management has determined that there is no going concern uncertainty at December 31 , 2016 . Note 5 - Accounting Standards Issued But Not Yet Applied In July 2014 , the IASB issued a final version of IFRS 9 , Financial Instruments, which replaces IAS 39 , Financial Instruments : Recognition and Measurement, and supersedes all previous versions of the standard . The standard introduces a new model for the classification and measurement of financial assets and liabilities, a single expected credit loss model for the measurement of the impairment of financial assets and a new model for hedge accounting that is aligned with a company’s risk management activities . IFRS 9 is effective for annual periods beginning on or after January 1 , 2018 , with earlier adoption permitted . The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements . In May 2014 , the IASB issued the final revenue standard, IFRS 15 , Revenue from Contracts with Customers, which will replace IAS 11 , Construction Contracts, IAS 18 , Revenue, IFRIC 13 , Customer Loyalty Programmes, IFRIC 15 , Agreements for the Construction of Real Estate, IFRIC 18 , Transfer of Assets from Customers, and SIC 31 , Revenue - Barter Transactions Involving Advertising Services . The new standard provides a comprehensive five - step revenue recognition model for all contracts with customers and requires management to exercise significant judgment and make estimates that affect revenue recognition . In September 2015 , the IASB deferred the effective date of the revenue standard to fiscal years beginning on or after January 1 , 2018 and interim periods within that year . Earlier application is permitted . The Company is assessing the new standard to determine its impact on the Company’s consolidated financial statements . IFRS 16 Leases (“IFRS 16 ”) sets out the principles for the recognition, measurement, presentation an ddisclosure of leases for both parties to a contract, the customer (‘lessee’) and the supplier (‘lessor) . This will replace IAS 17 Leases (“IAS 17 ”) and related Interpretations . IFRS 16 provides revised guidance on identifying a lease and for separating lease and non - lease components of a contract . IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right - of - use assets and lease liabilities for leases with terms of more than 12 moths, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the income statement . Under IFRS 16 , lessor accounting for operating and finance leases will remain substantially unchanged . IFRS 16 is effective for annual periods beginning on or after January 1 , 2019 , with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers . The Company’s contractual obligations in the form of operating leases under IAS 17 (note 28 ) will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16 , and changes to the timing of recognition of expenses associated with the lease arrangements . The Company has not yet analyzed the new standard to determine its impact on the Company’s consolidated balance sheet and consolidated statement of net loss and comprehensive loss . 2016 Consolidated Financial Statements Page 63

Hydrogenics Corporation IFRS 2 , Share - based Payments : In June 2016 , the IASB issued a final amendment to IFRS 2 , clarifying how to account for certain types of share - based payment transactions . The amendment, which was developed through the IFRS Interpretations Committee, provides requirements on the accounting for : (i) the effect of vesting and non - vesting conditions on the measurement of cash - settled share - based payment ; (ii) share - based payment transactions with a net settlement feature for withholding tax obligations ; and (iii) a modification to the terms and conditions of a share - based payment that changes the classifications of the transaction from cash - settled to equity - settled . The amendments are effective for annual reporting periods beginning on or after January 1 , 2018 . The Company is assessing the new amendment to determine its impact on the Company’s consolidated financial statements . Note 6 – Cash and Cash Equivalents and Restricted Cash 2016 Consolidated Financial Statements Page 64 December 31, December 31, 2016 2015 Cash and cash equivalents $ 10,3 38 $ 23,3 98 Restricted cash 405 971 Restricted cash - non - current 535 532 Total $ 11,2 78 $ 24,9 01 The restricted cash is held by financial institutions in Canada and Europe as partial security for standby letters of credit and letters of guarantee . At December 31 , 2016 , the Company had standby letters of credit and letters of guarantee issued by several financial institutions of $ 2 , 916 ( 2015 - $ 5 , 357 ), with expiry dates extending to August 2019 . See Note 16 - Lines of Credit and Bank Guarantees for additional information . Note 7 - Trade and Other Receivables December 31, December 31, 2016 2015 Trade accounts receivables $ 2,269 $ 2,314 Less: Allowance for doubtful accounts (556) (127) Net trade accounts receivable 1,713 2,187 Accrued receivables 5,002 6,450 Other receivables 3,087 1,782 Total receivables $ 9,802 $ 10,419 Included in accrued receivables is $4,372 relating to receivables which are to be billed according to progress based, specified payment schedules, typical with long term percentage of completion contracts. Note 8 - Inventories December 31, December 31, 2016 2015 Raw materials $ 9,441 $ 7,737 Work - in - progress 7,537 6,440 Finished goods 230 93 Total inventory $ 17,2 08 $ 14,2 70

Hydrogenics Corporation

At December 31, 2016, the inventory obsolescence provision was as follows:

		December 31, 2016		December 31, 2015		December 31, 2014
At January 1	$	**1,232**	$	1,050	$	955
Net Increase in the provision		**649**		547		512
Writedowns during the period		**(561)**		(318)		(348)
Foreign exchange revaluation		**12**		(47)		(69)
At December 31,	$	**1,332**	$	1,232	$	1,050

Note 9 – Investment in Joint Venture

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy Co. Ltd., whereby the parties formed the joint venture Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, "Joint Arrangements".

		December 31, 2016		December 31, 2015		December 31, 2014
Balance January 1,	$	**1,951**	$	2,150	$	-
Equity investment in joint venture		**-**		-		2,307
Share in loss of the joint venture		**(156)**		(40)		(94)
Foreign currency translation		**(45)**		(159)		(63)
Investment in joint venture	$	**1,750**	$	1,951	$	2,150

Financial information for the joint venture, as presented in the IFRS financial statements of Kolon Hydrogenics follows below.

Summarized balance sheet information of Kolon Hydrogenics is as follows:

		December 31, 2016		December 31, 2015
Assets				
Current assets	$	**714**	$	590
Non-current assets		**5,026**		5,508
Total assets	$	**5,740**	$	6,098
Liabilities				
Current liabilities	$	**569**	$	202
Non-current liabilities		**1,703**		2,095
Total liabilities		**2,272**		2,297
Net assets	$	**3,468**	$	3,801

2016 Consolidated Financial Statements

Page 65

Hydrogenics Corporation Summarized loss from continuing operations and total comprehensive loss for Kolon Hydrogenics is as follows: 20 16 20 15 20 14 Revenue $ 1,496 $ 119 $ - Loss before income taxes (232) (271) (161) Joint venture loss from continuing operations $ (241) $ (329) $ (126) The Company’s portion of the joint venture’s amount. loss from continuing operations is 49% of the stated The following table is a reconciliation of the joint venture’s financial information to the carrying amount of the Company’s investment in Kolon Hydrogenics: December 31, December 31, 2016 2015 Opening net assets of Kolon Hydrogenics (Equity Investment) $ 3,801 $ 4,454 Investment in Kolon Hydrogenics - - Loss of joint venture (241) (329) Foreign currency translation (93) (324) Closing net assets of Kolon Hydrogenics $ 3,467 $ 3,801 Unrealized (gains) losses on sales to Kolon 104 180 Adjusted net assets of Kolon Hydrogenics 3,571 3,981 Company’s share of net assets at 49% $ 1,750 $ 1,951 Note 10 - Property, Plant and Equipment Plant and test equipment Furniture and equipment Computer hardware Leasehold improvements Construction in progress Total Net book value December 31, 2015 $ 301 $ 1,427 $ 112 $ 331 $ 878 $ 3,049 Additions 39 219 160 151 1,243 1,812 Disposals - (5) - - - (5) Depreciation (100) (343) (83) (168) - (694) Foreign exchange (26) (28) (7) (6) - (67) Net book value December 31, 2016 $ 214 $ 1,270 $ 182 $ 308 $ 2,121 $ 4,095 Total cost $ 3,668 $ 5,056 $ 459 $ 1,660 $ 2,121 $ 12,964 Total accumulated depreciation (3,454) (3,786) (277) (1,352) - (8,869) Net book value December 31, 2016 $ 214 $ 1,270 $ 182 $ 308 $ 2,121 $ 4,095 2016 Consolidated Financial Statements Page 66 Depreciation of $350 (2015 - $329; 2014 - $422) was included in selling, general and administrative expenses and $344 (2015 - $256; $2014 - $186) in cost of sales.

Hydrogenics Corporation Plant and test equipment Furniture and equipment Computer hardware Leasehold improvements Construction in progress Total Net book value December 31, 2014 $ 181 $ 1,451 $ 93 $ 148 $ - $ 1,873 Additions 187 395 107 246 878 1,813 Disposals - (5) (4) - - (9) Depreciation (66) (392) (65) (62) - (585) Foreign exchange (1) (22) (19) (1) - (43) Net book value December 31, 2015 $ 301 $ 1,427 $ 112 $ 331 $ 878 $ 3,049 Total cost $ 5,373 $ 5,030 $ 436 $ 1,532 $ 878 $ 13,249 Total accumulated depreciation (5,072) (3,603) (324) (1,201) - (10,2 0 0) Net book value December 31, 2015 $ 301 $ 1,427 $ 112 $ 331 $ 878 $ 3,049 2016 Consolidated Financial Statements Page 67 Note 11 - Intangible Assets Computer software 20 16 20 15 Net book value December 31, $ 215 $ 157 Additions 48 105 Amortization (56) (45) Foreign exchange (4) (2) Net book value December 31, $ 203 $ 215 Total cost $ 2,030 $ 1,989 Total accumulated depreciation (1,827) (1,774) Net book value December 31, $ 203 $ 215 Amortization of $56 (2015 - $45; 2014 - $53) is included in the consolidated statements of operations and comprehensive loss in selling, general and administrative expenses.

Hydrogenics Corporation Note 12 - Goodwill The carrying amounts of goodwill at the beginning and end of the current and previous years are set out below. 2016 Consolidated Financial Statements Page 68 20 16 20 15 At January 1 $ 4,135 $ 4,609 Foreign exchange revaluation (116) (474) At December 31 $ 4,019 $ 4,135 The recoverable amount of the OnSite Generation CGU was estimated based on an assessment of fair value less costs of disposal . The methodology used to test impairment is classified as Level 3 per the hierarchy described in Note 32 . Fair value less costs of disposal is determined using a multiple of approximately two times revenue determined by reference to specific risks in relation to the OnSite Generation CGU and revenue multiples based on past experience, forecasted results, and those noted for comparable companies . Furthermore, the Company reconciles the recoverable amount to its consolidated market capitalization and the fair value of its debt . An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount . No impairment charges have arisen as a result of the reviews performed as at December 31 , 2016 and 2015 . Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value . Note 13 - Trade and Other Payables Accounts payable and accrued liabilities are as follows: December 31, 20 16 December 31, 20 15 Trade accounts payable $ 4,004 $ 3,720 Accrued payroll and related compensation 1,776 1,798 Supplier accruals 1,277 1,368 Accrued professional fees 150 239 Other 28 651 Total accounts payable and accrued liabilities $ 7,235 $ 7,776 Note 14 – Financial Liabilities Financial liabilities are as follows: December 31, 20 16 December 31, 20 15 Current portion of long - term debt - Export Development Canada (note 17) $ 2,107 $ - Current portion of long - term debt - Province of Ontario (note 17) 893 162 Debt - institutional (note 17) - 7,140 Current portion of repayable government contributions (note 17) 154 192 Warrants 325 752 Deferred share unit liability 456 746 Current portion of capital lease 4 - Derivative liability (note 25) - 42 Total financial liabilities $ 3,939 $ 9,034

Hydrogenics Corporation Warrants On November 4 , 2016 , concurrent with a new loan agreement with Export Development Canada (“EDC”), the Company issued 200 , 575 share purchase warrants . Each warrant is exercisable for one common share of the Company at an exercise price of US $ 6 . 85 per common share . The warrants are transferrable and expire on November 4 , 2021 . The proceeds of the loan (net of transaction costs) were allocated between the fair value of the warrant liability and the debt, thus no amount was included in other finance (losses) gains . These warrants include anti - dilution provisions, and as a result are accounted for as a financial liability with changes in fair value reflected in the consolidated statements of operations . On May 8 , 2015 , concurrent with a new loan agreement with a syndicate of lenders, the Company issued 250 , 000 share purchase warrants . Each warrant was exercisable for one common share of the Company at an exercise price of US $ 15 . 00 per common share . The warrants are non - transferrable and expire on May 6 , 2019 . As a result of this issuance, the fair market value of these warrants of $ 885 was included in other finance (losses) gains . These warrants include anti - dilution provisions, and as a result are accounted for as a financial liability with changes in fair value reflected in the consolidated statements of operations . On December 16 , 2015 , as a result of a public offering, the exercise price of the warrants issued in 2015 was reduced to US $ 10 . 85 per common share . The fair value of the warrants was determined using the Black - Scholes option pricing model with the following weighted average assumptions : 2016 Warrants 2016 Consolidated Financial Statements Page 69 December 31, Incepti on November 4, 20 16 20 16 Risk - free interest rate (%) 0.8 2% 0.54% Expected volatility (%) 65. 9% 65.3 7% Expected life in years 2.8 3 Expected dividend Nil Nil Expected volatility was revised using the historical volatility for the Company’s share price for the remaining years prior to the period end date, as this is the expected remaining life of the warrants. 2015 Warrants December 31, 20 16 December 31, 20 15 Risk - free interest rate (%) 0.7 4% 0.56% Expected volatility (%) 60. 1% 68.3% Expected life in years 1.4 2.4 Expected dividend Nil Nil Expected volatility was revised using the historical volatility for the Company’s share price for the remaining years prior to the period end date, as this is the expected remaining life of the warrants.

Hydrogenics Corporation Note 15 - Warranty Provisions Changes in the Company’s aggregate warranty provisions are as follows: 2016 Consolidated Financial Statements Page 70 20 16 20 15 At January 1, $ 3,193 $ 2,547 Additional provisions 969 1,977 Utilized during the period (732) (622) Unused amounts reversed (1,330) (511) Foreign currency translation (38) (198) Total warranty provision at December 31, 2,062 3,193 Less current portion (1,221) (2,255) Long - term warranty provision at December 31, $ 841 $ 938 Note 16 - Lines of Credit and Bank Guarantees At December 31 , 2016 , the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of € 9 , 200 , which renews annually in April . Under this facility, the Borrower may borrow up to a maximum of 75 % of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of € 500 ; and may also borrow up to € 1 , 500 for general business purposes, provided sufficient limit exists under the overall facility limit of € 9 , 200 . In 2016 , an addition to the facility was made, whereby up to an amount of € 2 , 200 is available to the Borrower, as a line of credit for fixed - term advances ranging from seven days to 30 days, for the specific financing of working capital on a significant project in Belgium . All other conditions of the facility remain unchanged . Of the € 9 , 200 facility, € 2 , 763 or approximately $ 2 , 916 was drawn as standby letters of credit and bank guarantees and € 2 , 000 or approximately $ 2 , 111 was drawn as an operating line . At December 31 , 2016 , the Company had availability of less than € 4 , 437 or $ 4 , 682 (December 31 , 2015 - $ 2 , 356 ) under this facility for use as letters of credit and bank guarantees . The credit facility bears interest at EURIBOR plus 1 . 45 % per annum and is secured by a € 1 , 000 secured first charge covering all assets of the Borrower, as well as related current and future receivables . Hydrogenics Corporation has also provided a € 2 , 200 parent company guarantee . The credit facility contains a negative pledge precluding the Borrower from providing security over its assets . Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account (intercompany account with the Corporate company), divided by total liabilities of not less than 25 % and ensure that its intercompany accounts owing to Hydrogenics do not fall below a defined level . At December 31 , 2016 , the Borrower was in compliance with these covenants . At December 31 , 2016 , the Company also had a Canadian credit facility of $ 2 , 275 , with no expiration date for use only as letters of credit and bank guarantees . At December 31 , 2016 , $ nil was drawn as standby letters of credit and bank guarantees . At December 31 , 2016 , the Company had $ 2 , 275 (December 31 , 2015 - $ 2 , 162 ) available under this facility . These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company’s sales contracts . The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts .

Hydrogenics Corporation Note 17 - Other Non - current Liabilities Other non - current liabilities are as follows: December 31, 2016 December 31, 20 15 Long - term debt - Export Development Canada (i) $ 8,625 $ - Long - term debt - Province of Ontario (ii) 3,239 2,865 Long - term debt - institutional (iii) - 7,140 Non - current post - retirement benefit liabilities (iv) 377 288 Repayable government contributions (v) 154 322 Capital lease 25 - Total 12,4 20 10,6 15 Less current portion of long - term debt - Export Development Canada (i) (note 14) (2,107) - Less current portion of long - term debt - institutional (note 14) - (7,140) Less current portion of repayable government contribution (note 14) (154) (192) Less current portion of long - term debt - Province of Ontario (note 14) (893) (162) Less current portion of other long - term liabilities (4) - Total other non - current liabilities $ 9,262 $ 3,121 (i) Long - term debt - Export Development Canada (“EDC”) In the fourth quarter of 2016 , the Company entered into a loan agreement with EDC for a five year facility of $ 9 , 000 . The loan is structured as a five year term loan with quarterly interest payments calculated at an annual interest rate of U . S . prime plus 10% , declining to U . S . prime plus 7% (or 5% ) if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met . The loan is secured by a second charge over the assets located within Canada . Commencing March 31 , 2017 , the loan principal is subject to four quarterly repayments of $ 250 followed by 16 quarterly repayments of $ 500 . There is an option to prepay a portion of, or the entire loan at any time, subsequent to March 31 , 2017 . The amortized cost of this loan at December 31 , 2016 was $ 8 , 625 . Total interest expense as at December 31 , 2016 totalled $ 244 . Total financing fees included in the amortized cost of the loan at inception were $ 286 . As of December 31 , 2016 accretion of deferred financing fees of $ 26 has been included in interest expense . The change in carrying value of this liability at December 31 was as follows : 20 16 20 15 20 14 $ At January 1, Drawdowns during the period Amount allocated to fair value of warrants (note 14) Transaction costs (financing fees) Interest accretion during the period - $ 9,000 (333) (286) 244 - $ - - - - - - - - - $ 8,625 $ - $ - At December 31, (ii) Long - term debt - Province of Ontario 2016 Consolidated Financial Statements Page 71 In 2011 , the Company entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C $ 6 , 000 . Each draw on the loan is calculated based on 50 % of eligible costs to a maximum of C $ 1 , 500 per disbursement . Eligible

Hydrogenics Corporation costs had to be incurred between October 1 , 2010 and September 30 , 2015 . The full amount of the facility was drawn during this period . Commencing in the fourth quarter of 2016 , the loan bears interest at a rate of 3 . 67 % and will require repayment at a rate of 20 % per year of the outstanding balance . The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation . Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times . The Company was in compliance with this covenant at December 31 , 2016 . The change in carrying value of this liability at December 31 was as follows : 20 16 20 15 20 14 At January 1, $ 2 ,865 $ 2,922 $ 2,260 Repayment during the period (155) - - Drawdowns during the period - - 494 Interest accretion during the period 448 446 379 Foreign currency translation 81 (503) (211) At December 31, $ 3,239 $ 2,865 $ 2,922 (iii) Long - term debt – Institutional In the second quarter of 2015 , the Company entered into a loan agreement with a syndicate of lenders for an 18 month facility of $ 7 , 500 bearing interest at 11 % per annum . This facility was carried at amortized cost and was repaid on November 7 , 2016 . The change in carrying value of this liability at December 31 was as follows : 20 16 20 15 20 14 At January 1, $ 7,140 $ - $ - Repayment during the period (7,500) - - Drawdowns during the period - 6,866 - Interest accretion during the period 360 274 - At December 31, $ - $ 7,140 $ - 2016 Consolidated Financial Statements Page 72 (iv) Post - retirement benefit liabilities The liability at December 31 , 2016 relates to defined contribution pension plans in Belgium and is payable in euros . Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3 . 75 % on employee contributions and 3 . 25 % on employer contributions . The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return . 20 16 20 15 At January 1, $ 288 $ 208 Current service and net interest cost 143 160 Employer contributions in the year (143) (160) Re - measurement of actuarial liability 101 104 Foreign currency translation (12) (24) At December 31, $ 377 $ 288

Hydrogenics Corporation 20 16 20 15 Plan assets $ 1,298 $ 1,316 Accrued benefit obligation (1,675) (1,604) Net defined benefit obligation $ (377) $ (288) 2016 Consolidated Financial Statements Page 73 The Company has estimated the potential additional liabilities as $ 377 at December 31 , 2016 ( 2015 - $ 288 ) using an actuarial measurement . (v) Repayable government contributions The Corporation has received government contributions related to certain historical research and development projects . In 1998 , the Company entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel applications . In January 2011 , the Company entered into an amended agreement (the “Amendment”) with TPC . Under the terms of the Amendment, C $ 1 , 500 will be paid to TPC in quarterly installments until September 2017 . An additional payment of 3 % of the net proceeds of all equity instrument financing transactions completed by the Company on or before December 31 , 2017 or the sum of C $ 800 , whichever is the lesser amount, was also to be paid to TPC . The Company has paid the C $ 800 maximum under the agreement for this contingent payment . The present value of this obligation at December 31 , 2016 was $ 154 ( 2015 - $ 322 ), including the current portion of $ 154 ( 2015 - $ 192 ), which was included in trade and other payables . The change in carrying value of this liability at December 31 was as follows : 20 16 20 15 20 14 At January 1, $ 322 $ 553 $ 990 Repayments during the period (218) (213) (498) Interest accretion during the period 35 62 104 Foreign currency translation 15 (80) (81) Fair value loss - - 38 At December 31, $ 154 $ 322 $ 553 Less current portion (154) (192) (219) At December 31, $ - $ 130 $ 334 Fair value losses have been recorded in other finance gains and losses, net of interest expense.

Hydrogenics Corporation Note 18 - Share Capital Common shares The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value. performance share units At December 31 12,544,960 $ 365,923 12,540,757 $ 365,824 10,090,325 $ 348, 2 5 9 2016 Number A mount 2015 Number Amount 2014 Number Amount Balance at January 1 12,540,757 $ 365, 8 2 4 10,090,325 $ 348, 2 5 9 9,017,617 $ 333,312 Adjustment for partial shares on share consolidation - - (3) - - - Issuance of common shares and warrants exercised 2,448,385 17,5 49 1 , 057, 1 4 4 14,7 62 Stock options exercised (note 19) - - 2,050 16 15,5 64 185 Shares issued on vesting of (note 19) 4,203 99 - - - - Common share issuance On December 16 , 2015 , the Company completed a public offering for which the Company issued 2 , 448 , 385 shares for gross proceeds of $ 18 , 975 inclusive of the overallotment . Net proceeds after underwriting fees and expenses were $ 17 , 549 . On May 13 , 2014 , the Company and CommScope, Inc . of North Carolina (“CommScope”) entered into an underwriting agreement to issue 1 , 500 , 000 common shares of the Company ( 1 , 000 , 000 from Treasury and 500 , 000 secondary shares by CommScope) at a price of $ 15 per share . On May 16 , 2014 , the Company issued 1 , 000 , 000 shares for gross proceeds of $ 15 , 000 . Net proceeds after underwriting fees and expenses were $ 13 , 545 . Warrants On January 14 , 2010 , as part of a registered direct offering, the Company issued 239 , 356 Series A warrants and 260 , 646 Series B warrants exercisable for a period of five years beginning in 2010 . The exercise price of the warrants is $ 3 . 68 per common share . All 239 , 356 of the Series A warrants and 191 , 574 of the Series B warrants were fully exercised by December 31 , 2013 . The remaining 69 , 072 Series B warrants were exercised during 2014 . The change in fair value during the period was included in Other finance losses, net . The activity of the Series A and B warrants during the year ended 2014 was as follows : 2016 Consolidated Financial Statements Page 74 Num b er 20 14 Amount Balance at January 1 69,0 72 $ 1,075 Loss on revaluation to fair value - 142 Fair value of warrants exercised Cash proceeds on exercise (69,0 7 2) - (1,217) - At December 31 - $ - During 2014, 69,072 warrants were exercised for $nil cash proceeds and 57,144 shares were issued.

Hydrogenics Corporation The loss due to the change in fair value of warrants during the year was $ nil ( 2014 - $ 142 ) and was included in other finance (losses) gains, net . Note 19 – Stock - Based Compensation Under the Hydrogenics Omnibus Incentive Plan adopted in 2012 , the Corporation may issue stock options, RSUs and PSUs to employees, directors and consultants as part of long - term incentive compensation . Stock options were previously granted under the Corporation’s Stock Option Plan . Under the Company’s previous Stock Option Plan, 248 , 412 stock options were outstanding at December 31 , 2016 . No further stock options may be issued under this plan . Effective May 11 , 2016 , the Company amended the Omnibus Incentive Plan to increase the number of shares available for issuance to 1 , 002 , 069 from 660 , 564 . This was passed as a resolution by the shareholders of Hydrogenics, on May 11 , 2016 . Of the 1 , 002 , 069 shares available under the Omnibus Incentive Plan, to be issued as stock options, RSUs and PSUs, 380 , 224 have been granted as stock options, 52 , 483 have been granted as RSUs and 195 , 569 have been granted as PSUs and were outstanding at December 31 , 2016 . The Corporation has 373 , 793 share units available for issue as stock options, RSUs and PSUs under the Omnibus Incentive Plan at December 31 , 2016 . Stock options A summary of the Company’s stock option plan is as follows : 2016 Consolidated Financial Statements Page 75 2016 20 15 20 14 W e ight e d average ex e rci se W eight ed aver a ge exerci s e W eight ed aver a ge exerci s e Number of price shares C$ Number of shares price C$ Number of shares price C$ Outstanding, beginning of period 536, 1 7 4 $ 7.97 481,403 $ 6.99 503,907 $ 8.63 Granted 96,0 56 10.53 56,821 16.14 - - Exercised - - (2,050) 5.56 (15,564) 8.49 Forfeited (404) 15.48 - - (1,888) 22.48 Expired (3,190) 84.25 - - (5,052) 160. 11 Outstanding, end of period 628, 6 3 6 $ 7.97 536,174 $ 7.97 481,403 $ 6.99 During the year ended December 31 , 2016 , nil ( 2015 - 2 , 050 , 2014 - 15 , 564 ) stock options were exercised resulting in cash proceeds of $ nil ( 2015 - $ 10 , 2014 - $ 119 ), an increase in equity of $ nil ( 2015 - $ 16 , 2014 - $ 185 ) with an offset to contributed surplus of $ nil ( 2015 - $ 6 , 2014 - $ 66 ) . During the year ended December 30 , 2016 , 96 , 056 ( 2015 - 56 , 821 , 2014 - nil) stock options were granted with an average fair value of C $ 10 . 53 per option ( 2015 - C $ 8 . 77 ) . All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors . The fair value of the stock options was determined using the Black - Scholes option pricing model with the following weighted average assumptions : 20 16 20 15 Risk - free interest rate (%) 0.8 7% 0.88% Expected volatility (%) 64. 9% 63.1% Expected life in years 6 5 Expected dividend Nil Nil

Hydrogenics Corporation

Expected volatility was determined using the historical volatility for the Company's share price for the expected remaining years prior to the period end date, as this is the expected life of the stock options. Stock-based compensation expense for the year ended December 31, 2016, related to stock options, was $330 (2015 - $272; 2014 - $291) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

The following table summarizes information about the Company's stock options outstanding as of December 31, 2016:

Grant date	Expiry date	Total number of options	Weighted average remaining contractual life (in years)	Exercise price C$	Number of vested options	Weighted average remaining contractual life (in years)	Exercise price C$
March 23, 2007	March 23, 2017	3,331	0.22	$ 29.25	3,331	0.22	$ 29.25
March 12, 2008	March 12, 2018	5,025	1.19	14.50	5,025	1.19	14.50
March 27, 2009	March 27, 2019	6,064	2.23	13.25	6,064	2.23	13.25
April 5, 2010	April 5, 2020	22,087	3.26	4.91	22,087	3.26	4.91
March 31, 2011	March 31, 2021	85,000	4.25	6.96	85,000	4.25	6.96
June 8, 2011	June 8, 2021	126,905	4.44	5.03	126,905	4.44	5.03
May 11, 2012	May 11, 2022	157,871	5.36	6.25	157,871	5.36	6.25
November 19, 2012	November 19, 2022	39,476	5.88	6.60	39,476	5.88	6.60
March 21, 2013	March 21, 2023	30,000	6.22	8.10	22,500	6.22	8.10
March 25, 2015	March 25, 2025	56,821	8.23	16.14	14,205	8.23	16.14
March 31, 2016	March 25, 2026	96,056	9.25	10.53	-	0.22	-
		628,636	5.79	$ 7.97	482,464	4.88	$ 6.73

Performance Share Units ("PSUs")

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Company. Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Company. The fair value of the PSUs is recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance conditions. The Company will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. In the fourth quarter of 2015, the Company revised its estimate of the length of the expected vesting period based on management's best estimate of the achievement of the vesting of specific performance conditions. This adjustment resulted in a reversal of previously charged compensation expense of $543, with the offset to contributed surplus. In the third quarter of 2016, the Company revised its estimate of the length of the expected vesting period based on management's best estimate of the achievement of the vesting of specific performance conditions. This adjustment resulted in a reversal of previously charged compensation expense of $169, with the offset to contributed surplus. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

2016 Consolidated Financial Statements Page 76

Hydrogenics Corporation A summary of the Company’s PSU activity is as follows: 2016 Consolidated Financial Statements Page 77 20 16 2015 20 14 Balance at January 1, 199, 7 7 2 192,320 154, 4 9 3 Vested – share issuance (4,203) - - Forfeited - (25,218) - PSUs issued - 32,670 37,8 27 At December 31, 195, 5 6 9 199,772 192, 3 2 0 Stock - based compensation expense for the year ended December 31 , 2016 , related to PSUs, was $ 130 ( 2015 - $ 314 ; 2014 - $ 236 ) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus . Offsetting this amount is a credit of $ 169 for the year ended December 31 , 2016 ( 2015 - $ 543 ; 2014 - $ nil) representing the revision for the change in estimate regarding the achievement of performance conditions . Restricted Share Units (“RSUs”) In 2008 , the Board of Directors authorized a restricted share unit plan for senior executives . The RSUs under this plan were to be settled in cash . In 2012 , the Omnibus Incentive Plan was adopted, under which, senior executives may be granted RSUs which are settled in the Company’s shares . Equity - settled An RSU is a unit, equivalent in value to a common share of the Company . The RSUs will be settled by issuance of shares in the Company . The cost of the Company’s RSUs is determined using the graded vesting method and is charged to selling, general and administrative expenses . RSUs vest three years from grant date . The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant . The resulting compensation expense, included in selling, general and administrative expenses, is based on the fair value of the awards granted is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus . A summary of the Company’s RSU (equity - settled) activity is as follows : 20 16 20 15 20 14 Balance at January 1, - - - RSUs issued 52,4 83 - - At December 31, 52,4 83 - - Stock - based compensation expense for the year ended December 31 , 2016 , related to RSUs, was $ 99 ( 2015 - $ nil) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus . Cash - settled An RSU is a unit, equivalent in value to a common share of the Company . Each RSU entitles the participant to receive a cash payment no later than December 31 of the third calendar year following the year in respect of which the RSUs were granted . Compensation cost for RSUs granted under the Omnibus Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value . Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost .

Hydrogenics Corporation A summary of the Company’s RSU (cash - settled) activity is as follows: 20 16 20 15 20 14 Numb e r A mount Num b er Amoun t Num b e r Amount Balance at January 1, - - - - 46,8 85 $ 660 RSUs vested redemptions - - - - (46,8 8 5 ) (623) RSU amortization expense - - - - - 236 RSU fair value adjustments - - - - - (273) At December 31, - - - - - $ - Deferred Share Units (“DSUs”) The Company has a deferred share unit plan for directors . Pursuant to the DSU Plan, non - employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash . A DSU is a unit, equivalent in value to a common share of the Company . Each DSU entitles the participant to receive a cash payment upon termination of directorship, valued at the price of the Company’s common share on the Toronto Stock Exchange on the date of termination . Compensation cost for DSUs granted under the DSU plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value . The DSU liability is marked - to - market each reporting period with the offset recorded in selling, general and administrative expenses . A summary of the Company’s DSU activity is as follows : 20 16 20 15 20 14 Numb e r A mount Num b er Amount Num b er Amount Balance at January 1, 83,6 28 $ 746 87,8 50 $ 1,168 131, 3 2 0 $ 2,521 DSU redemptions - - (15,7 1 3) (188) (49,4 4 1) (1,472) DSU compensation expense 22,8 78 140 11,4 91 108 5,971 105 DSU fair value adjustments - (430) - (342) - 14 At December 31, 106, 5 0 6 $ 456 83,6 28 $ 746 87,8 50 $ 1,168 2016 Consolidated Financial Statements Page 78 For the year ended December 30 , 2016 , the Company recognized $ 140 ( 2015 - $ 108 ; 2014 - $ 105 ) as expense for the issue of new DSUs and a recovery of ( $ 430 ) ( 2015 - recovery of ( $ 342 ), 2014 - expense of $ 14 ) for the mark - to - market adjustment on the liability . The DSU liability at December 31 , 2016 of $ 456 ( 2015 - $ 746 ) was included in trade and other payables . DSUs vest immediately on the date of issuance . Summary of stock - based compensation expense (recovery) 20 16 20 15 20 14 Stock - based compensation expense - stock options $ 330 $ 272 $ 291 Stock - based compensation expense - PSUs 130 314 253 Stock - based compensation expense – PSUs change in estimate recovery (169) (543) - Stock - based compensation expense - RSU (equity - settled) 99 - - RSU expense (cash - settled) - - 236

Hydrogenics Corporation RSU expense - mark - to - market adjustment (cash - settled) - - (273) DSU - new issuance 140 108 105 DSU - mark - to - market adjustment (430) (342) 14 Total $ 100 $ (191) $ 626 2016 Consolidated Financial Statements Page 79 Note 20 - Selling, General and Administrative Expenses Year ended December 31, 20 16 20 15 20 14 Salaries and benefits, office administration and other expenses $ 10,3 19 $ 10,0 32 $ 10,655 Depreciation 350 329 422 Amortization 56 45 53 Stock - based compensation (including stock options and PSUs) 291 43 544 RSUs 99 - (37) DSUs (290) (234) 119 Total $ 10,8 25 $ 10,2 15 $ 11,756 Included in selling, general and administrative expenses for the year ended December 31 , 2016 is a credit of $ 470 relating to the reversal of an indemnification liability that had been set up associated with an acquisition in 2004 . Note 21 - Research and Product Development Expenses Research and product development expenses are recorded net of non - repayable third party program funding received or receivable . For the years ended December 31 , 2016 , 2015 and 2014 , research and product development expenses and non - repayable program funding, which have been received or receivable, are as follows : Year ended December 31, 20 16 20 15 20 14 Research and product development expenses $ 8,247 $ 6,198 $ 6,682 Government research and product development funding (4,671) (2,051) (3,398) Development costs capitalized - (77) - Total $ 3,576 $ 4,070 $ 3,284 Note 22 - Key Management Compensation Key management includes the Company’s directors and key executive members. Year ended December 31, 20 16 20 15 20 14 Salaries and short - term employee benefits $ 1,936 $ 1,977 $ 2,174 Stock - based compensation DSUs 140 108 111 Stock options 444 379 - RSUs 418 - - PSUs - 412 311 Total $ 2,938 $ 2,876 $ 2,596

Hydrogenics Corporation Note 23 - Expenses by Nature The following expenses are included in cost of sales; selling, general and administrative expenses; and gross research and development expenses. 2016 Consolidated Financial Statements Page 80 Year ended December 31, 20 16 20 15 20 14 Raw materials and consumables used $ 19,6 82 $ 25,1 55 $ 27,3 81 Employee benefits (note 24) 15,5 76 14,9 13 17,2 86 Facilities 2,643 2,680 3,189 Professional services 1,177 1,098 1,067 Depreciation and amortization 727 630 662 Shareholder and other corporate communications 562 419 405 Insurance 449 501 534 Marketing 381 280 328 Other 870 630 1,920 Total $ 42,0 67 $ 46,3 06 $ 52,7 72 Note 24 - Employee Benefits Expense The following employee benefits expenses are included in cost of sales; selling, general and administrative expenses; and research and product development expenses. Year ended December 31, 20 16 20 15 20 14 Salaries and wages $ 14,463 $ 14,1 45 $ 15,4 67 Stock - based compensation (including equity - settled RSUs & PSUs), net of change in management estimate 390 43 544 Medical, dental and insurance 330 379 698 Pension costs 274 276 121 Stock - based compensation – DSUs and cash - settled RSUs (290) (234) 82 Other 409 304 374 Total $ 15,576 $ 14,9 13 $ 17,2 86 Note 25 - Other Finance Gains and Losses, Net Components of other finance gains and losses, net are as follows: Year ended December 31, 20 16 20 15 20 14 Foreign exchange contracts - fair market value adjustment on settled held for trading financial instruments $ 20 $ (543) $ - Foreign exchange contracts - fair market value adjustment on unsettled held for trading financial instruments - (43) - Revaluation of variable rate long - term debt - Export Development Canada (45) - - Gain from change in fair value of outstanding warrants (note 14) 760 133 - Loss from change in fair value of exercised warrants (142) Issuance of warrants (note 14) - (885) - Loss from change in net present value of repayable government contribution (note 17) - - (38) Total $ 735 $ (1,338) $ (180)

Hydrogenics Corporation Note 26 - Income Taxes The Corporation had net losses for the periods ended December 31, 2016 and 2015 and income tax expense was $nil for each of these years. The estimated income tax rate for the Company is based on substantively enacted corporate tax rates, expected timing of reversals, and expected taxable income allocation to various tax jurisdictions. The Company’s computation of income tax expense is as follows: Year ended December 31, 20 16 20 15 20 14 Loss before income taxes $ (9,857) $ (11,4 4 2) $ (4,523) Statutory income tax rate 2 5% 25% 25% Income tax recovery at statutory rates (2,464) (2,860) (1,130) Non - deductible expenses 24 102 82 Other permanent differences (251) (68) (163) Effect of income tax and rate changes on deferred income taxes - 168 - 509 3,423 (576) Effect of foreign currency rate changes on deferred income taxes Income taxes at different rates in foreign and other T o t a l $ - $ - $ - provincial jurisdictions (261) (370) (198) Other 155 (103) (195) Tax losses and other temporary differences not recognized 2,288 (292) 2,180 At December 31, 2016, the Company has available income tax loss carry - forwards of $87,398 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows: 2016 Consolidated Financial Statements Page 81 For the years ended 2023 $ 130 2024 190 2025 244 2026 512 2027 14 2028 1 2029 517 2030 7,208 2031 6,432 2032 5,706 2033 - 2034 4,680 2035 6,238 2036 4,627 No expiry 50,8 99 Total $ 87,3 98

Hydrogenics Corporation Components of the Company’s deductible temporary differences and unused tax losses are: Year ended December 31, 20 16 20 15 Non - capital losses $ 26,0 94 $ 24,2 24 Investment tax credits 1,654 1,460 Scientific research and experimental development 1,114 909 Property, plant and equipment and intellectual property 1,224 1,027 Provisions 96 190 Other 163 247 Total $ 30,3 46 $ 28,0 57 No deferred income tax asset has been recognized in respect of the $ 30 , 346 of losses and other temporary differences, reflecting uncertainty associated with the realization of the Company’s deferred income tax assets . Note 27 - Net Loss Per Share The loss per share for the periods ended December 31 , 2016 , 2015 and 2014 was as follows : 20 16 20 15 20 14 Net loss $ (9,857) $ (11,4 4 2) $ (4,523) Weighted average number of common shares outstanding – basic 12,5 4 2,9 50 10,1 9 9,0 15 9,718, 3 4 9 Dilutive effect of stock options - - - Dilutive effect of warrants - - - Weighted average number of shares outstanding – diluted 12,5 4 2,9 50 10,1 9 9,0 15 9,718, 3 4 9 Net loss per share – basic and diluted $ (0.79) $ (1.12) $ (0.47) 2016 Consolidated Financial Statements Page 82 No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti - dilutive . Note 28 – Commitments and Contingencies Forgivable loan facility In November 2014 , Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2 MW Power - to - Gas storage unit to the Province of Ontario . It is anticipated that the unit will be installed in 2017 . Hydrogenics will receive a total of C $ 2 , 950 , paid in equal monthly instalments, in return for IESO’s use of the energy storage solution over the three - year period . In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”) . The loan bears interest at 3 . 23% , is expected to mature on June 30 , 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria . Under the terms of the loan agreement, the government has committed to fund up to C $ 4 , 000 through a forgivable loan, to be funded at 50 % of eligible costs incurred on the project . The total cost of the energy storage solution is expected to be greater than C $ 8 , 000 , of which C $ 4 , 000 will be funded through the forgivable

Hydrogenics Corporation loan and the balance will be funded 49 % by Hydrogenics and 51 % by Enbridge . The project completion date is expected to be April 30 , 2017 . The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi - stack two MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications . The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met . At December 31 , 2016 , the Company has accumulated total costs in building the unit of $ 3 , 115 , which have been classified as property, plant and equipment . The Company has received or accrued total funding of $ 1 , 502 under the IDF loan . The actual funding percentage varies from committed funding percentage due to foreign exchange translation . As of December 31 , 2016 , a total of $ 319 was accrued as funding receivables . The accumulated costs net of funding amounts have been recorded as a reduction to property, plant and equipment within construction in progress (note 10 ) . Rental expenses The Company incurred rental expenses of $ 883 under operating leases in 2016 ( 2015 - $ 894 ; 2014 - $ 884 ) . The Company has future minimum lease payments under operating leases relating to premises, office equipment and vehicles as follows : 2016 Consolidated Financial Statements Page 83 For the years ended 2017 1,013 2018 821 2019 512 2020 427 2021 285 Thereafter 7 Total $ 3,065 The Company leases various premises, office equipment and vehicles under non - cancellable operating lease agreements . The lease agreements are classified as non - cancellable, as penalties are charged if cancellation does occur . Certain leases contain purchase option clauses, which provide the Company with the ability to purchase the equipment or automobile at fair value at the time of exercise . The leases have varying terms, escalation clauses and renewal rights . Indemnification agreements The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement, and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service . These indemnification claims will be subject to any statutory or other legal limitation period . The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties . The Company has purchased directors’ and officers’ liability insurance . No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims . In the normal course of operations, the Company may provide indemnification agreements, other than those listed above, to counterparties that require the Company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction . The terms of these

Hydrogenics Corporation indemnification agreements will vary based on the contract . The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties . No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims . Note 29 - Related Party Transactions In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and director of the Company . During 2016 , Hydrogenics made purchases of $ 358 ( 2015 - $ 105 ; 2014 - $ 171 ) from this related company . At December 31 , 2016 , the Company had an accounts payable balance due to this related party of $ 21 ( 2015 - $ 26 ; 2014 - $ 12 ) . The Company holds an equity investment in the joint venture Kolon Hydrogenics . During 2016 , the Company had sales to the joint venture of $ 189 ( 2015 - $ 724 ; 2014 - $ 3 , 136 ), and at the end of December 31 , 2016 the Company had a receivable of $ 4 ( 2015 - $ 359 ; 2014 - $ 935 ) owing from the joint venture . All related party transactions involve the parent company . There are no related party transactions to disclose for the Company’s subsidiaries . Note 30 - Consolidated Statements of Cash Flows Components of the net change in non - cash operating assets and liabilities are as follows : 2016 Consolidated Financial Statements Page 84 December 31, 2016 2015 20 14 Decrease (increase) in current assets Trade and other receivables $ 491 $ 2,177 $ (7,447) Inventories (3,251) (314) (1,877) Prepaid expenses (492 312 232 Increase (decrease) in current liabilities Trade and other payables, including warranty provision (1,669) (2,878) (624) Deferred revenue (461) 2,301 (741) Total $ (5,382) $ 1,598 $ (10,4 5 7) Note 31 - Segmented Financial Information The Company’s two reportable segments include OnSite Generation and Power Systems . Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company . Where applicable, corporate and other activities are reported separately as Corporate and Other . OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products . Power Systems includes the design, development, manufacture and sale of fuel cell products

Hydrogenics Corporation Financial information by reportable segment for the years ended December 31, 2016, 2015, and 2014 was as follows: Year ended December 31, 2016 OnSite Power Corporate G e n e r a tion Syst e m s and Other Tot a l Revenues from external customers $ 17,5 10 $ 11,4 80 $ - $ 28,9 90 Gross profit 3,465 2,530 - 5,995 Selling, general and administrative expenses 2,910 4,579 3,336 10,8 25 Research and product development expenses 516 2,889 171 3,576 Segment income (loss) 39 (4,938) (3,507) (8,406) Interest expense, net - - (1,762) (1,762) Foreign currency losses, net - - (268) (268) Loss in joint venture - - (156) (156) Other finance losses, net - - 735 735 Loss before income taxes $ 3 9 $ (4,938) $ (4,958) (9,857) Year ended December 31, 2015 OnSite P o w e r Cor p orate Generat i o n S y stems and Other T o t a l Revenues from external customers $ 23,5 56 $ 12,308 $ - $ 35,8 64 Gross profit 3,391 2,580 - 5,971 Selling, general and administrative expenses 2,665 3,920 3,630 10,2 15 Research and product development expenses 1,917 2,126 27 4,070 Segment loss (1,191) (3,466) (3,657) (8,314) Interest expense, net - - (1,322) (1,322) Foreign currency losses, net - - (428) (428) Loss in joint venture - - (40) (40) Other finance losses, net - - (1,338) (1,338) Loss before income taxes $ (1,191) $ (3,466) $ (6,785) (11,4 4 2) Year ended December 31, 2014 OnSite Generat i o n P o w e r S y stems Cor p orate and Other T o t a l Revenues from external customers $ 30,1 92 $ 15,356 $ - $ 45,548 Gross profit 6,102 5,112 - 11,214 Selling, general and administrative expenses 3,293 4,143 4,320 11,756 Research and product development expenses 1,070 2,194 20 3,284 Segment income (loss) 1,739 (1,225) (4,340) (3,826) Interest expense, net - - (540) (540) Foreign currency gains (losses), net - - 117 117 Loss in joint venture - - (94) (94) Other finance losses, net - - (180) (180) Income (loss) before income taxes $ 1,739 $ (1,225) $ (5,037) $ (4,523) 2016 Consolidated Financial Statements Page 85

Hydrogenics Corporation Balance sheet information by reportable segment at December 31, 2016 and 2015 was as follows: 2016 Consolidated Financial Statements Page 86 A t D e c em b e r 31 , 20 16 OnSite G e n e r a tion P o w e r Syst e m s C o r po rate and Other Tot a l Cash and cash equivalents and restricted cash $ 3,629 $ 180 $ 7,469 $ 11,2 78 Trade and other receivables 3,282 6,520 - 9,802 Inventories 10,214 6,994 - 17,2 08 Investment in joint venture - - 1,750 1,750 Property, plant and equipment 402 3,693 - 4,095 Goodwill and intangibles 4,124 4 9 4 4,222 Other assets 174 648 96 918 Total Assets $ 21,825 $ 18,039 $ 9,409 $ 49,2 73 Current liabilities $ 10,491 $ 11,682 $ 3,121 $ 25,2 94 Non - current liabilities 1,135 5,944 6,518 13,5 97 Total Liabilities $ 11,626 $ 17,626 $ 9,639 $ 38,8 91 At December 31, 2015 OnSite Generat i o n P o w e r S y stems Cor p orate and Other T o t a l Cash and cash equivalents and restricted cash $ 6,120 $ 456 $ 18,3 25 $ 24,9 01 Trade and other receivables 3,109 7,310 - 10,4 19 Inventories 9,824 4,446 - 14,2 70 Investment in joint venture - - 1,951 1,951 Property, plant and equipment 410 2,639 - 3,049 Goodwill and intangibles 4,257 - 9 3 4,350 Other assets 106 207 115 428 Total Assets $ 23,826 $ 15,058 $ 20,4 84 $ 59,3 68 Current liabilities $ 13,434 $ 7,567 $ 9,296 $ 30,2 97 Non - current liabilities 1,124 7,569 130 8,823 Total Liabilities $ 14,558 $ 15,136 $ 9,426 $ 39,1 20 The Company’s derivative financial instruments are considered to be segment liabilities and are included in OnSite Generation. Property, plant and equipment are located in the following countries: Year ended December 31, 20 16 20 15 Canada $ 3,518 $ 2,374 Belgium 401 410 Germany 176 265 Total $ 4,095 $ 3,049

Hydrogenics Corporation Revenue from external customers by region was as follows: 2016 Consolidated Financial Statements Page 87 Year ended December 31, 20 16 20 15 20 14 European Union $ 14,3 77 $ 15,1 06 $ 15,6 45 Eastern Europe 3,906 7,695 11,0 84 North America 2,525 6,288 7,712 Asia 6,747 4,300 8,336 South and Central America 693 1,051 1,838 Africa 358 927 330 Middle East 288 389 523 Oceania and Carribbean 96 108 80 Total $ 28,9 90 $ 35,8 64 $ 45,5 48 Revenue for the largest customers as a percentage of the total revenue was as follows: Year ended December 31, 20 16 20 15 20 14 First largest (Power segment) 1 0% 13% 14% Second largest (2016 and 2014, Generation, 2015 Power) 9% 6% 10% Third largest (2016 Power, 2015, Generation, 2014 Power/Generation) 9% 5% 8% Fourth largest (2016 and 2015 Generation, 2014 Power) 8% 5% 8% All other customers 6 4% 71% 60% Total 10 0% 10 0% 10 0% Note 32 - Risk Management Arising From Financial Instruments Fair value The carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value given their short - term nature . The carrying value of the non - current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant . Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels : (i) (ii) (iii) Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). The fair value of the liabilities relating to the RSUs and DSUs is classified as Level 1 . The fair value of the derivative assets/liabilities and warrants are classified as Level 2 . The Company has not transferred any financial instruments between Levels 1 , 2 , or 3 of the fair value hierarchy during the year ended December 31 , 2016 . Financial instruments are classified into one of the following categories : fair value through profit and loss ; held - to - maturity ; available - for - sale ; loans and receivables ; and other financial liabilities . The following table summarizes information regarding the carrying value of the Company’s financial instruments :

Hydrogenics Corporation 20 16 20 15 Cash and cash equivalents $ 10,3 38 $ 23,3 98 Restricted cash 405 971 Restricted cash – non - current 535 532 Trade and other receivables 9,802 10,4 19 Loans and receivables $ 21,0 80 $ 35,3 20 Trade and other payables $ 7,235 $ 7,776 Current portion of long - term debt and repayable government contribution 3,154 7,494 DSU liability 456 746 Operating borrowings 2,111 1,086 Warrants 325 752 Non - current portion of long - term debt 8,864 2,702 Non - current portion of repayable government contributions - 130 Post - retirement benefit liabilities 377 288 Derivative liability - 42 Capital lease 25 - Other financial liabilities $ 22,5 47 $ 21,0 16 2016 Consolidated Financial Statements Page 88 Liquidity risk The Company has sustained losses and negative cash flows from operations since its inception . At December 31 , 2016 , the Company had $ 10 , 338 ( 2015 - $ 23 , 398 ) of current unrestricted cash and cash equivalents . Liquidity risk is the risk the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset . The Company is exposed to liquidity risk as it continues to have net cash outflows to support its operations . The Company’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost - effective manner possible . The Company achieves this by maintaining sufficient cash and cash equivalents and short - term investments and managing working capital . The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data . Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets . A significant portion of the Company’s financial liabilities is classified as current liabilities, as settlement is expected within one year . There are uncertainties related to the timing and use of the Company’s cash resources and working capital requirements . These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products . Throughout 2017 , we do not expect the Company’s operations to generate sufficient cash flow to fund our obligations as they come due . As such, these obligations will be funded out of existing and forecasted cash resources to the extent possible . Hydrogenics may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint - venture partnerships, equipment financings or other receivables financing arrangements . Hydrogenics may experience difficulty in obtaining satisfactory financing terms . Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition . The following table details the Company’s contractual maturity for its net financial liabilities . The information presented is based on the earliest date on which the Company can be required to pay and represents the undiscounted cash flow including principal and interest .

Hydrogenics Corporation At December 31, 2016 Due in less than 1 year Due in 1 - 3 years Due in 4 - 5 years Due in 6 - 10 years Trade and other payables $ 7,235 $ - $ - $ - Deferred share unit liability 290 - - - Operating borrowings 2,111 - - - Warrants 325 - - - Current portion of long - term debt - Province of Ontario and Export Development Canada 3,326 - - - Repayable government contributions 154 - - - Long - term debt - 7,577 6,394 - Total $ 13,4 41 $ 7,577 $ 6,394 $ - 2016 Consolidated Financial Statements Page 89 At December 31, 2015 Due in less than 1 year Due in 1 - 3 years Due in 4 - 5 years Due in 6 - 10 years Trade and other payables $ 7,776 $ - $ - $ - Deferred share unit liability 746 - - - Operating borrowings 1,086 - - - Warrants 752 - - - Current portion of long - term debt - Province of Ontario and institutional 7,663 - - - Repayable government contributions 208 160 - - Derivative liability 42 - - - Long - term debt - 1,939 1,817 863 Total $ 18,2 73 $ 2,099 $ 1,817 $ 863 At December 31, 2015 Derivatives Due in less than 1 year Notional Amount Receivable Euro $ 1,910 Notional Amount Payable USD 1,750 GBP $ 221 Credit risk Credit risk arises from the risk one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation . The Company is exposed to credit risk from customers . At December 31 , 2016 , the Company’s two largest customers accounted for 19 % of revenue ( 19 % at December 31 , 2015 ) and 70 % of accounts receivable ( 2015 - 61% ) . In order to minimize the risk of loss for trade receivables, the Company’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and in some cases, irrevocable letters of credit . The majority of the Company’s sales are invoiced with payment terms between 30 and 60 days . The Company’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable . The Company’s trade receivables have a carrying value of $ 7 , 271 at December 31 , 2016 ( 2015 - $ 8 , 764 ), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts .

Hydrogenics Corporation The aging of these receivables is as follows: 2016 Consolidated Financial Statements Page 90 At December 31, 20 16 20 15 Not due 8 8% 89% Less than 30 days past due 4 7 Less than 60 days past due, more than 30 days past due 2 2 More than 60 days past due 6 2 Total 10 0% 10 0% The Company’s gross exposure to credit risk for trade receivables by geographic area at December 31 was as follows: At December 31, 20 16 20 15 Europe 9 0% 72% North America 2 9 Asia 4 4 Rest of world 4 15 Total 10 0% 10 0% The activity of the allowance for doubtful accounts for the year is as follows: 20 16 20 15 Allowance for doubtful accounts, beginning of year $ 127 $ 133 Bad debt expense 816 - Reversal of bad debt expense (28) (6) Writeoff of bad debts - - December 31, $ 915 $ 127 The Company believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 60 days of the payment term on the invoice . The Company may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with chartered Canadian, chartered Belgian and German banks . The credit risk is limited because the counterparties are chartered banks with high credit ratings assigned by international credit rating agencies . In addition, the Company minimizes exposure to credit risk by strategically managing cash balances at individual banks . As well, the Company may also fund working capital by leveraging credit facilities that are not 100 % secured by cash, resulting in a mitigation of credit risk at the corresponding bank . The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these banks . The Company’s cash and cash equivalents and restricted cash was $ 11 , 278 at December 31 , 2016 ( 2015 - $ 24 , 901 ), representing the maximum exposure to credit risk of these financial assets . Approximately 98% ( 2015 - 99% ) of the Company’s cash and cash equivalents and restricted cash at December 31 , 2016 was held by four financial institutions . The Company’s exposure to credit risk relating to cash and cash equivalents and restricted cash on deposit segmented by geographic area at December 31 , 2016 and 2015 was as follows : 20 16 20 15 Canada 6 6% 74% Belgium 32 25 Germany 2 1 10 0% 10 0%

Hydrogenics Corporation Foreign currency risk Foreign currency risk arises because of fluctuations in exchange rates . The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollars and the functional currency of its Belgium and German subsidiaries in euros . This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany . The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the foreign subsidiaries to the extent practicable to match the obligations of its financial liabilities . The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations . Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies . This primarily includes cash and cash equivalents ; trade and other receivables ; trade and other payables and other long - term liabilities, which are denominated in foreign currencies . The Company recognized a net foreign exchange loss of $ 268 for the year ended December 31 , 2016 ( 2015 - a net loss of $ 428 , 2014 - a net gain of $ 117 ) . As at December 31 , 2016 and at December 31 , 2014 , the Company had no foreign exchange forward contracts outstanding . The outstanding forward contracts at December 31 , 2015 are reflected on page 52 . At December 31 , 2016 , if the Canadian dollar had strengthened/weakened by 10 % against the US dollar, with all other variables held constant, the net loss would have been lower/higher by $ 574 as a result of foreign exchange on the translation of Canadian dollar denominated balances . At December 31 , 2016 , if the euro had strengthened/weakened by 10 % against the US dollar, with all other variables held constant, the net loss would have been lower by $ 160 or higher by $ 180 as a result of foreign exchange on the translation of euro denominated balances in non Euro functional currency entities and on translation of USD denominated balances in non USD functional currency entities . Interest rate risk Cash flow interest rate risk arises because of the fluctuation in market interest rates . The Company’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash . The Company is subject to interest rate risk on its short - term borrowings offset by cash and cash equivalents . The Company’s borrowings are at a fixed interest rate . Given the prevailing interest rates earned by the Company’s short - term investments, a 10 % increase or decrease would have minimal impact on the Company’s results . Note 33 – Capital Management The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk . The Company’s primary uses of capital are to finance operations, increase non - cash working capital and capital expenditures . The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long - term debt . The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders . The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan . In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares . 2016 Consolidated Financial Statements Page 91

Hydrogenics Corporation The Company’s capital is composed of debt and shareholders’ equity as follows: 2016 Consolidated Financial Statements Page 92 December 31, December 31, 20 16 20 15 Shareholders’ equity $ 10,3 82 $ 20,2 48 Operating borrowings 2,111 1,086 Long - term debt and repayable government contributions 12,0 43 10,3 26 Total 24,5 36 31,6 60 Less Cash and cash equivalents and Restricted cash 11,2 78 24,9 01 Total capital employed $ 13,2 58 $ 6,759

Hydrogenics Corporation Board of Directors Page 93 Douglas S. Alexander, Chairman Chair of the Board, Member of Audit Committee and Member of Human Resources and Corporate Governance Committee Michael A. Cardiff, Director Member of Human Resources and Corporate Governance Committee and member of Audit Committee Joseph Cargnelli , Director Chief Technology Officer of the Company Sara C. Elford , Director Member of Human Resources and Corporate Governance Committee and member of Audit Committee David C. Ferguson, Director Chair of Audit Committee and Member of Human Resources and Corporate Governance Committee Donald J. Lowry , Director Chair of Human Resources and Corporate Governance Committee and Member of Audit Committee Daryl C.F. Wilson, Director President and Chief Operating Officer of the Company

Hydrogenics Corporation Shareholder Information Page 94 Whistle - blower Hotline As part of our whistle - blower policy, this hotline allows team members and others to anonymously and confidentially raise accounting, internal controls and ethical inquiries or complaints. E - delivery of Shareholder Documents The benefits of electronic delivery (e - delivery) include access to important company documents in a convenient, timely and environmentally friendly manner that also reduces printing and mailing costs . Hydrogenics has engaged CST Trust Company to allow shareholders to receive the annual report and annual mailing materials through e - delivery . Shareholders For shareholders who hold their shares directly, you will receive a request for financial statements form by first class mail with your annual meeting mailing . You will need to complete and submit the enrolment form and return it as directed within the card, to receive annual & interim material . On the form, you will be offered a URL for on - line requests and/or the option to receive the annual & interim material physically . Corporate Office 220 Admiral Boulevard Mississauga, Ontario Canada L5T 2N6 Phone: 905.361.3660 Fax: 905.361.3626 www.hydrogenics.com Auditors PricewaterhouseCoopers LLP PwC Tower 18 York Street, Suite 2600 Toronto ON M5J 0B2 Transfer Agent CST Trust Company P.O. Box 700 Station B Montreal, Quebec Canada H3B 3K3 Email: inquiries@canstockta.com Website: www.canstockta.com Stock Exchange Listing NASDAQ Global Market Symbol: HYGS Toronto Stock Exchange Symbol: HYG The Annual Meeting of Shareholders will be held on May 12, 2017 at 10.00 a.m. at Hydrogenics Corporation, 220 Admiral Boulevard, Mississauga, Ontario, Canada.

HYDROG (E) N ICS SHIFT POWER I ENERGIZE YOUR WORLD 2016 ANNUAL REPORT